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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,          August                                  2006
                           -------------------------------        -------------
Commission File Number     001-14620
                           -------------------------------        -------------

                     Crystallex International Corporation
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                (Translation of registrant's name into English)

       18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
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                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

         Form 20-F                          Form 40-F      X
                  ----------------                   ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                              No  X
              ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):  82-_______________




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


                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document

         1   Warrant Indenture, dated August 4, 2006.

         2   Shareholder Rights Plan Agreement, dated as of June 22, 2006.

         3 Incentive Share Option Plan, as amended and restated as of January 1, 2005.

         4   Press Release, dated August 11, 2006.




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                                                                     DOCUMENT 1

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                                WARRANT INDENTURE


                           Made as of August 4, 2006,

                                     Between

                      CRYSTALLEX INTERNATIONAL CORPORATION
                               (the "Corporation")

                                       and

                            CIBC MELLON TRUST COMPANY
                              (the "Warrant Agent")





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




                                TABLE OF CONTENTS


RECITALS.......................................................................1

SECTION 1 - INTERPRETATION.....................................................1
         1.1        Definitions................................................1
         1.2        Words Importing the Singular...............................4
         1.3        Interpretation Not Affected by Headings, Etc...............4
         1.4        Day Not a Business Day.....................................4
         1.5        Time of the Essence........................................4
         1.6        Currency...................................................4
         1.7        Applicable Law.............................................4
         1.8        Generally Accepted Accounting Principles...................4

SECTION 2 - THE WARRANTS.......................................................5
         2.1        Creation and Authorization of Warrants.....................5
         2.2        Terms of Warrants..........................................5
         2.3        Form of Warrant Certificates...............................5
         2.4        Signing of Warrant Certificates............................6
         2.5        Certification by Warrant Agent.............................6
         2.6        Warrants to Rank Pari Passu................................7
         2.7        Issue in Substitution for Lost Certificates, Etc...........7
         2.8        Cancellation of Surrendered Warrants.......................7
         2.9        Warrantholder not a Shareholder............................7

SECTION 3 - REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP OF WARRANTS.........8
         3.1        Registration and Transfer of Warrants......................8
         3.2        Exchange of Warrant Certificates...........................9
         3.3        No Charges for Transfer or Exchange.......................10
         3.4        Ownership of Warrants.....................................10
         3.5        Assumption by Transferee..................................10

SECTION 4 - EXERCISE OF WARRANTS..............................................10
         4.1        Exercise..................................................10
         4.2        Effect of Exercise........................................11
         4.3        No Fractional Common Shares...............................12
         4.4        Recording.................................................12
         4.5        Securities Restrictions...................................12

SECTION 5 - ADJUSTMENTS.......................................................13
         5.1        Definitions...............................................13
         5.2        Adjustment of Exchange Rate...............................14
         5.3        Adjustment of Exercise Price..............................16
         5.4        Adjustment Rules..........................................17

SECTION 6 - COVENANTS.........................................................20
         6.1        General Covenants.........................................20
         6.2        Warrant Agent's Remuneration and Expenses.................21
         6.3        Performance of Covenants by Warrant Agent.................21

SECTION 7 - ENFORCEMENT.......................................................22
         7.1        Warrantholders May Not Sue................................22
         7.2        Warrant Agent May Institute All Proceedings...............22
         7.3        Immunity of Shareholders, etc.............................22
         7.4        Limitation of Liability...................................23

SECTION 8 - MEETINGS OF WARRANTHOLDERS........................................23
         8.1        Right to Convene Meetings.................................23
         8.2        Notice....................................................23
         8.3        Chairman..................................................23
         8.4        Quorum....................................................23
         8.5        Power to Adjourn..........................................24
         8.6        Show of Hands.............................................24
         8.7        Poll......................................................24
         8.8        Voting....................................................24
         8.9        Regulations...............................................24
         8.10       The Corporation and Warrant Agent May Be Represented......25
         8.11       Powers Exercisable by Extraordinary Resolution............25
         8.12       Meaning of "Extraordinary Resolution".....................26
         8.13       Powers Cumulative.........................................27
         8.14       Minutes...................................................27
         8.15       Instruments in Writing....................................27
         8.16       Binding Effect of Resolutions.............................27
         8.17       Holdings by the Corporation and Subsidiaries
                    Disregarded...............................................27

SECTION 9 - SUPPLEMENTAL INDENTURES AND SUCCESSOR CORPORATIONS................28
         9.1        Provision for Supplemental Indentures for
                    Certain Purposes..........................................28
         9.2        Successor Corporations....................................28

SECTION 10 - CONCERNING THE WARRANT AGENT.....................................29
         10.1       Trust Indenture Legislation...............................29
         10.2       Rights and Duties of Warrant Agent........................29
         10.3       Evidence, Experts and Advisers............................30
         10.4       Documents, Money, Etc., Held by Warrant Agent.............30
         10.5       Action by Warrant Agent to Protect Interests..............31
         10.6       Warrant Agent Not Required to Give Security...............31
         10.7       Protection of Warrant Agent...............................31
         10.8       Replacement of Warrant Agent..............................32
         10.9       Conflict of Interest......................................33
         10.10      Acceptance of Trusts......................................33

SECTION 11 - GENERAL..........................................................33
         11.1       Notice to the Corporation, Warrant Agent and Agents.......33
         11.2       Notice to Warrantholders..................................35
         11.3       Satisfaction and Discharge of Indenture...................35
         11.4       Sole Benefit of Parties and Warrantholders................35
         11.5       Conversion of Currency....................................36
         11.6       Discretion of Directors...................................36
         11.7       Assignment................................................36
         11.8       Benefit of the Agreement..................................36
         11.9       Counterparts and Formal Date..............................36

SCHEDULE "A"    FORM OF WARRANT CERTIFICATE

Appendix 1      NOTICE OF EXERCISE

Appendix 2      FORM OF TRANSFER

SCHEDULE "B"    FORM OF DECLARATION FOR REMOVAL OF LEGEND

SCHEDULE "C"    Form of Letter to be Delivered by Original U.S. Purchaser upon
                Exercise of Warrants

                                WARRANT INDENTURE

This Agreement is made as of August 4, 2006, between


          CRYSTALLEX INTERNATIONAL CORPORATION, a corporation continued under the laws of Canada (the "Corporation")

          and

          CIBC MELLON TRUST COMPANY, a trust company existing under the laws of Canada, having an office in the City of Toronto in the Province of Ontario (the "Warrant Agent")

RECITALS

A. The Corporation proposes to issue Warrants (as hereinafter defined) as provided under the terms of this Indenture.

B. Each whole Warrant entitles the holder thereof to purchase, subject to adjustment in certain events, one Common Share (as hereinafter defined), at a price of CDN$4.25 per share at any time prior to 5:00 p.m. (Toronto time) on the date that is 18 months from the Closing Date (as hereinafter defined), upon the terms and conditions herein set forth.

C. For such purpose, the Corporation deems it necessary to create and issue the Warrants to be constituted and issued in the manner herein set forth.

D. The Corporation is duly authorized to create and issue the Warrants as herein provided.

E. All things necessary have been done and performed to authorize the execution and delivery of this Indenture and to make the Warrant Certificates, when certified by the Warrant Agent and issued and delivered as herein provided, legal, valid and binding on the Corporation with the benefits of and subject to the terms of this Indenture.

F. The Warrant Agent has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who, from time to time, become holders of Warrants issued pursuant to this Indenture.

         NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given, the receipt and sufficiency of which are, by each of the Corporation and the Warrant Agent, hereby acknowledged, the Corporation hereby appoints the Warrant Agent as trustee for the Warrantholders to hold all rights, interests and benefits contained herein for and on behalf of those persons who from time to time become holders of Warrants issued pursuant to this Indenture, and the parties hereby covenant, agree and declare as follows:

SECTION 1  - INTERPRETATION

1.1     Definitions

        In this Indenture, unless there is something in the subject matter or context inconsistent therewith:

(1) Affiliate shall have the meaning ascribed to such term in the Canada Business Corporations Act;


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                                    - 2 -


(2)     AMEX means the American Stock Exchange, Inc.;

(3) Applicable Legislation means such provisions of any statute of Canada or of a province thereof, and of regulations under any such statute, relating to trust indentures or to the rights, duties and obligations of corporations and of warrant trustees under trust indentures, as are from time to time in force and applicable to this Indenture;

(4) business day means any day that is not a Saturday, Sunday or statutory holiday in Toronto, Ontario;

(5) Closing Date means August 11, 2006, the date of the closing of the Offering or at such other date as the Underwriter and the Corporation may agree upon, but in any event no later than 42 days after the date of the receipt for the Short Form Prospectus;

(6) Common Shares means the common shares in the capital of the Corporation, provided that, in the event of any adjustment pursuant to Section 5, Common Shares will thereafter mean the shares or other securities or property resulting from such adjustment;

(7) Corporation means Crystallex International Corporation and includes any successor corporation to or of such party which shall have complied with the provisions of Section 9.2;

(8) counsel means a barrister or solicitor or a firm of barristers and solicitors (who may be counsel for the Corporation) acceptable to the Warrant Agent;

(9) Corporation's auditors means Deloitte & Touche LLP, the firm of chartered accountants duly appointed as auditors of the Corporation for the time being;

(10) Current Market Price means the volume-weighted average trading price for the Common Shares of the Corporation on the TSX for the previous five trading days;

(11) director means a director of the Corporation for the time being, and reference without more to action by the directors means action by the directors of the Corporation as a board or, to the extent empowered, by a committee of the board, in each case by resolution duly passed;

(12) Exercise Date means, with respect to any Warrant exercised by the holder thereof, the day on which the Warrant is exercised in accordance with the provisions of subsection 4.1(1);

(13) Exercise Price means CDN$4.25 or as adjusted pursuant to Section 5 hereof;

(14) Expiry Time means 5:00 p.m. (Toronto time) on the day which is 18 months from the Closing Date;

(15)    Extraordinary Resolution has the meaning attributed thereto in Sections
8.12 and 8.15;

(16) Offering means the offering of Units made pursuant to the Short Form Prospectus;

(17) Over-Allotment Option means an option granted by the Corporation to the Underwriter, exercisable up to 24 hours prior to the Closing Date, to purchase up to an additional 1,518,750 Units;

(18) person means an individual, corporation, partnership, trustee or unincorporated organization, and words importing persons have a similar extended meaning;

(19) Qualifying Jurisdictions means Alberta, British Columbia, Manitoba, Ontario, Nova Scotia and Newfoundland and Labrador and such other provinces as the Corporation and Orion Securities Inc. may agree;

(20)    Regulation S means Regulation S under the U.S. Securities Act;

(21)    SEC means the Securities and Exchange Commission;

(22) Securities Commissions means the securities regulatory authority of the Qualifying Jurisdictions;

(23) Short Form Prospectus means the final short form prospectus dated August 4, 2006, in which the Corporation qualified an offering of 10,125,000 Units at an issue price of CDN$3.20 per Unit;

(24) this Warrant Indenture, this Indenture, hereto, hereunder, hereof, herein, hereby and similar expressions mean or refer to this Warrant Indenture and any indenture, deed or instrument supplemental or ancillary hereto, and the expressions Article, Section, subsection and paragraph followed by a number mean the specified Article, Section, subsection or paragraph of this Warrant Indenture;

(25)    Trading Day has the meaning ascribed to it in Subsection 5.1(c).

(26)    TSX means the Toronto Stock Exchange;

(27)    Underwriter means Orion Securities Inc.;

(28) Underwriting Agreement means the underwriting agreement entered into by the Corporation and the Underwriter dated as of August 4, 2006;

(29) Unit means the units offered under the Short Form Prospectus, comprised of one Common Share and one-half of one Warrant;

(30) United States means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

(31)    U.S. Person means "U.S. person" as defined in Regulation S;

(32) U.S. Securities Act means the United States Securities Act of 1933, as amended;

(33) Warrant Agent means CIBC Mellon Trust Company and includes any successor or permitted assigns;

(34) Warrant Certificate means a certificate evidencing one or more Warrants, substantially in the form set out in Schedule "A;"

(35) Warrantholders or holders means the persons for the time being entered in a register of holders described in Section 3.1 as holders of Warrants;

(36) Warrantholders' Request means an instrument, signed in one or more counterparts by Warrantholders who hold in the aggregate not less than 25% of the total number of Warrants outstanding for the time being, requesting the Warrant Agent to take some action or proceeding specified therein;

(37) Warrants means the common share purchase warrants of the Corporation created and authorized for issue pursuant to Section 2.1 hereof, each such Warrant entitling the holder thereof to acquire one Common Share at the Exercise Price at any time prior to the Expiry Time; and

(38) written order of the Corporation, written request of the Corporation, written consent of the Corporation, written direction of the Corporation and certificate of the Corporation mean, respectively, a written order, request, consent, direction and certificate signed in the name of the Corporation by any director or officer of the Corporation or by any other individual to whom such signing authority is delegated by the directors from time to time, and may consist of one or more instruments so executed.

1.2     Words Importing the Singular

        Words importing the singular include the plural and vice versa and words importing a particular gender include all genders.

1.3     Interpretation Not Affected by Headings, Etc.

        The division of this Indenture into Sections, subsections, paragraphs, subparagraphs, clauses and subclauses, the provision of a table of contents and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Indenture.

1.4     Day Not a Business Day

        If the day on or before which any action that would otherwise be required to be taken hereunder is not a business day that action will be required to be taken on or before the requisite time on the next succeeding day that is a business day with the same force and effect as if taken within the period for the taking of such action.

1.5     Time of the Essence

        Time will be of the essence in all respects in this Indenture and the Warrant Certificates.

1.6     Currency

        Except as otherwise stated, all dollar amounts herein are expressed in Canadian dollars.

1.7     Applicable Law

        This Indenture and the Warrant Certificates will be construed and enforced in accordance with the laws prevailing in Ontario and will be treated in all respects as Ontario contracts.

1.8     Generally Accepted Accounting Principles

        Wherever in this Indenture reference is made to generally accepted accounting principles, such reference shall be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Indenture, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

SECTION 2   - THE WARRANTS

2.1     Creation and Authorization of Warrants

(1) The Warrants, each whole Warrant entitling the holder thereof to be issued one Common Share (subject to adjustment as provided herein) on the terms and subject to the conditions herein provided, are hereby created and authorized for issuance.

(2) For greater certainty, the Warrant Agent shall, hereafter pursuant to the written order of the Corporation, issue the following:

          (a) 5,062,500 Warrants in connection with the closing of the Offering;

          (b) up to 759,375 Warrants in connection with the exercise of the Over-Allotment Option; and

          (c) such other number of Warrants as are created and authorized for issuance under this Indenture from time to time.

(3) The written order delivered by the Corporation to the Warrant Agent shall specify:

          (a)  the number of Warrants to be issued;

          (b)  in whose name such Warrants are to be issued; and

          (c)  the date on which such Warrants shall be issued.

                  The Corporation shall deliver the written order to the Warrant Agent no later than 24 hours in advance of the date on which the Warrants shall be issued.

2.2     Terms of Warrants

(1) Subject to subsection 2.2(2) hereof, each whole Warrant created and authorized for issuance hereunder will entitle the holder thereof, upon the exercise thereof and payment of the Exercise Price in accordance with the provisions of Article 4 hereof, to be issued one Common Share.

(2) The Exercise Price and the number of Common Shares issuable on exercise of a Warrant pursuant to subsection 2.2(1) hereof, will be adjusted upon the occurrence of the events and in the manner specified in Section 5.

2.3     Form of Warrant Certificates

(1) The Warrant Certificates (including the certificate of the Warrant Agent endorsed thereon) will be substantially in the form set out in Schedule "A," will be dated as of the date hereof (regardless of the actual dates of their issue), will bear such legends and distinguishing letters and numbers as the Corporation, with the approval of the Warrant Agent, may reasonably prescribe and will be issuable in any whole number denomination.

(2) The Warrant Certificates may be engraved, lithographed or printed (the expression "printed" including, for purposes hereof, both original typewritten material as well as mimeographed, mechanically, photographically, photostatically or electronically reproduced, typewritten or other written material), or partly in one form and partly in another, as the Corporation may determine.

(3) Each Warrant Certificate originally issued to a U.S. Person or a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States, as well as all certificates issued in exchange for or in substitution of the foregoing securities, will bear a legend to the following effect:

         THE WARRANTS REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, OR (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.

(4) Each Warrant Certificate originally issued to a person, other than a U.S. Person, a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States, as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall bear the following legend:

         THE WARRANTS REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON THE EXERCISE OF THE WARRANTS REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE WARRANTS REPRESENTED HEREBY MAY NOT BE TRANSFERRED TO, OR EXERCISED BY, ANY U.S. PERSON, BY ANY PERSON IN THE UNITED STATES OR BY ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES. AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT.

2.4     Signing of Warrant Certificates

(1) The Warrant Certificates will be signed by any director or officer of the Corporation or by any other individual to whom such signing authority is delegated by the directors from time to time.

(2) The signatures of any of the officers or individuals referred to in subsection 2.4(1) may be manual signatures, engraved, lithographed, photocopied, reproduced by facsimile transmission or printed in facsimile, and Warrant Certificates bearing such facsimile signatures will be binding on the Corporation as if they had been manually signed by such officers or individuals.

(3) Notwithstanding that any person whose manual or facsimile signature appears on a Warrant Certificate as one of the officers or individuals referred to in subsection 2.4(1) no longer holds the same or any other office with the Corporation at the date of issuance of any Warrant Certificate or at the date of certification or delivery thereof, such Warrant Certificate will, subject to
Section 2.5, be valid and binding on the Corporation.

2.5     Certification by Warrant Agent

(1) No Warrant Certificate will be issued or, if issued, will be valid or entitle the holder to the benefits hereof until it has been certified by manual signature by or on behalf of the Warrant Agent substantially in the form of the certificate set out in Schedule "A" or in such other form approved by the

Warrant Agent. The certification by the Warrant Agent on a Warrant Certificate will be conclusive evidence as against the Corporation that such Warrant Certificate has been duly issued hereunder and that the holder thereof is entitled to the benefits hereof.

(2) The certification by the Warrant Agent on any Warrant Certificate issued hereunder will not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture (except in respect of its due authorization, execution and delivery by, and enforceability against, the Warrant Agent) or such Warrant Certificate (except the due certification thereof) or as to the performance by the Corporation of its obligations under this Indenture and the Warrant Agent will in no respect be liable or answerable for the use made of any Warrant Certificate or of the consideration therefor, except as otherwise specified herein.

2.6     Warrants to Rank Pari Passu

        All Warrants will rank pari passu, whatever may be the actual dates of issue of the Warrant Certificates by which they are evidenced.

2.7     Issue in Substitution for Lost Certificates, Etc.

(1) If any Warrant Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation, subject to applicable law and to subsection 2.7(2), will issue, and thereupon the Warrant Agent will certify and deliver, a new Warrant Certificate of like tenor, and bearing the same legends, as the one mutilated, lost, destroyed or stolen in exchange for and in place of and on surrender and cancellation of such mutilated Warrant Certificate or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate.

(2) The applicant for the issue of a new Warrant Certificate pursuant to this Section will bear the reasonable cost of the issue thereof and, in case of loss, destruction or theft, will, as a condition precedent to the issue thereof:

          (a) furnish to the Corporation and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate to be replaced as is satisfactory to the Corporation and to the Warrant Agent in their discretion;

          (b) furnish an indemnity in amount and form satisfactory to the Corporation and to the Warrant Agent in their discretion; and

          (c) pay the reasonable charges of the Corporation and the Warrant Agent in connection therewith.

2.8     Cancellation of Surrendered Warrants

        All Warrant Certificates surrendered to the Warrant Agent pursuant to Sections 2.7, 3.1, 3.2 or 4.1 will be cancelled by the Warrant Agent and, if requested by the Corporation in writing, the Warrant Agent will furnish to the Corporation a cancellation certificate identifying each Warrant Certificate so cancelled, the number of Warrants evidenced thereby and the number of Common Shares, if any, issued pursuant to such Warrants.

2.9     Warrantholder not a Shareholder

        Nothing in this Indenture or in the holding of a Warrant evidenced by a Warrant Certificate, or otherwise, will be construed as conferring on any Warrantholder any right or interest whatsoever as a shareholder of the Corporation, including but not limited to any right to vote at, to receive notice of, or to attend any meeting of shareholders or any other proceeding of the Corporation or any right to receive any dividend or other distribution to which the shareholders of the Corporation may be entitled.

SECTION 3   - REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP OF WARRANTS

3.1     Registration and Transfer of Warrants

(1)     The Warrant Agent will cause to be kept:

          (a) by and at the principal offices of the Warrant Agent in Toronto, Ontario, a register of holders in which shall be entered in alphabetical order the names and addresses of the Warrantholders and particulars of the Warrants held by them; and

          (b) by and at the principal office of the Warrant Agent in Toronto, Ontario, a register of transfers in which all transfers of Warrants and the date and other particulars of each transfer shall be entered.

(2) No transfer of any Warrant will be valid unless duly entered on the appropriate register of transfers referred to in subsection 3.1(1), or on any branch registers maintained pursuant to subsection 3.1(9), upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, duly endorsed by, or accompanied by a written instrument of transfer substantially in the form of Appendix 2 to the Warrant Certificate, or otherwise in form satisfactory to the Warrant Agent, executed by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent, and, upon compliance with such requirements and such other reasonable requirements as the Warrant Agent may prescribe, such transfer will be duly noted on one of such registers of transfers by the Warrant Agent within five business days of the satisfaction of all such requirements.

(3) The transferee of any Warrant will, after surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant as required by subsection 3.1(2) and upon compliance with all other conditions in respect thereof required by this Indenture or by law, including, without limitation, the requirements set forth in the legend appearing in subsection 2.3(3) or 2.3(4), as applicable, be entitled to be entered on the register of holders referred to in subsection 3.1(1), or on any branch registers of holders maintained pursuant to subsection 3.1(9), as the owner of such Warrant free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous holder of such Warrant, except in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

(4) If a Warrant Certificate tendered for transfer bears the legend set forth in subsection 2.3(3), the Warrant Agent shall not register such transfer unless the transferor has provided the Warrant Agent with the Warrant Certificate and (A) the transfer is made to the Corporation or (B) a declaration to the effect set forth in Schedule "B" to this Warrant Indenture, or in such other form as the Company may from time to time prescribe, is delivered to the Warrant Agent. Any Warrant Certificate issued to a transferee in a transfer contemplated by this Section shall bear the legend as set forth in subsection 2.3(4).

(5) If the Warrant Certificate tendered for transfer does not bear the legend set forth in subsection 2.3(3), the Warrant Agent shall not register such transfer unless the transferor has provided the Warrant Agent with the Warrant Certificate and a certificate stating that the transfer is being made, and the offer of the securities being transferred was made, to a person not in the United States and that is not a U.S. Person. Notwithstanding the foregoing, the Warrant Agent shall not register such transfer if the

Warrant Agent has reason to believe that the transferee is a person in the United States or a U.S. Person or is acquiring the Warrants evidenced thereby for the account or benefit of a person in the United States or a U.S. Person. Any Warrant Certificate issued to a transferee in a transfer contemplated by this Section shall bear the legend set forth in subsection 2.3(4).

(6) The Corporation will be entitled, and may direct the Warrant Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Warrant on the registers referred to in subsection 3.1(1), or on any branch registers maintained pursuant to subsection 3.1(9), if, in the opinion of counsel to the Corporation, such transfer would require the Corporation to register or qualify the Common Shares issuable on exercise of the Warrants for distribution in any jurisdiction other than the Qualifying Jurisdictions.

(7) Subject to applicable law, neither the Corporation nor the Warrant Agent will be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Warrant, and may transfer any Warrant on the written direction of the person registered as the holder thereof and delivered in accordance with subsection 3.1(2), whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(8) The registers referred to in subsection 3.1(1), and any branch registers maintained pursuant to subsection 3.1(9), will at all reasonable times during regular business hours of the Warrant Agent be open for inspection by the Corporation and any Warrantholder. The Warrant Agent will, from time to time, when requested to do so in writing by the Corporation or any Warrantholder
(upon payment of the Warrant Agent's reasonable charges), furnish the Corporation or such Warrantholder with a list of the names and addresses of holders of Warrants entered on such registers and showing the number of Warrants held by each such holder.

(9) With the approval of the Warrant Agent, the Corporation may at any time and from time to time change the place at which the registers referred to in subsection 3.1(1) are kept, cause branch registers of holders or transfers to be kept at other places and close such branch registers or change the place at which such branch registers are kept. Notice of any such change or closure shall be given by the Corporation to the Warrant Agent and the holders of Warrants.

(10) The Warrant Agent shall retain until the sixth anniversary of the termination of this Indenture all instruments of transfer of Warrants which are tendered for registration, including the details shown thereon of the persons by or through whom they were lodged, all cancelled Warrants and other related documents.

3.2     Exchange of Warrant Certificates

(1) One or more Warrant Certificates may, on compliance with the reasonable requirements of the Warrant Agent, be exchanged for one or more Warrant Certificates of different denomination evidencing in the aggregate the same number of Warrants as the Warrant Certificate or Warrant Certificates being exchanged.

(2) Warrant Certificates exchanged for Warrant Certificates that bear the legend set forth in subsection 2.3(3) or 2.3(4) shall bear the same legend.

(3) Warrant Certificates may be exchanged only at the principal offices of the Warrant Agent in Toronto, Ontario, or at any other place designated by the Corporation with the approval of the Warrant Agent.

(4) Any Warrant Certificate tendered for exchange shall be surrendered to the Warrant Agent or its agent and cancelled.

(5) The Corporation will sign all Warrant Certificates necessary to carry out exchanges pursuant to this Section and such Warrant Certificates will be certified by or on behalf of the Warrant Agent.

3.3      No Charges for Transfer or Exchange

        No charge, including any stamp tax or other governmental levy, will be levied on a presenter of a Warrant Certificate pursuant to this Indenture for the transfer of any Warrant or the exchange of any Warrant Certificate.

3.4     Ownership of Warrants

(1) The Corporation and the Warrant Agent may deem and treat the person in whose name any Warrant is registered as the absolute owner of such Warrant for all purposes, and such person will, for all purposes of this Indenture, be and be deemed to be the absolute owner thereof, and the Corporation and the Warrant Agent will not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction.

(2) The registered holder of any Warrant will be entitled to the rights evidenced thereby free from all equities and rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all persons may act accordingly, and the delivery to any such registered holder of any Common Shares issued on exercise of such Warrant will be a good discharge to the Corporation and the Warrant Agent therefor and, unless the Corporation or the Warrant Agent are required by statute or by an order of a court of competent jurisdiction, neither the Corporation nor the Warrant Agent will be bound to inquire into the title of any such registered holder.

3.5     Assumption by Transferee

        Upon becoming a Warrantholder in accordance with the provisions of this Indenture, the transferee thereof shall be deemed to have acknowledged and agreed to be bound by this Indenture. Upon the registration by the Warrant Agent of such transferee as the holder of a Warrant or Warrants, the transferor thereof shall cease to have any further rights under this Indenture with respect to such Warrant or Warrants or any Common Shares to be issued on exercise thereof.

SECTION 4  - EXERCISE OF WARRANTS

4.1     Exercise

(1) Subject to the limitation set forth in subsection 4.1(2), holders of Warrants may at any time prior to the Expiry Time exercise the right thereby conferred to be issued Common Shares by surrendering to the Warrant Agent at its principal offices in Toronto, Ontario, or to any other person or at any other place designated by the Corporation with the approval of the Warrant Agent, during normal business hours on a business day at such place:

          (a) a certified cheque or bank draft payable to the Warrant Agent in an amount equal to the product of the Exercise Price and the number of Warrants being exercised;

          (b)  the Warrant Certificate(s) evidencing such Warrants;

          (c) a duly completed and executed notice of exercise substantially in the form set out in Appendix 2 to such Warrant
               Certificate(s); and

          (d) such other documents as may be contemplated by the Warrant Certificates(s).

Notwithstanding the foregoing, a Warrantholder may exercise the Warrants by delivering to the Warrant Agent a facsimile transmission of copies of the documents referred to in (b), (c) and (d) above and a wire transfer to an account of the Corporation in an amount equal to the product of the Exercise Price and the number of Warrants being exercised, provided that the originals of each of the documents referred to in (b), (c) and (d) above are received by the Warrant Agent or other person as may be designated herein within three business days of the date of such facsimile transmission.

(2) Any certified cheque, bank draft or wire transfer, Warrant Certificate or notice of exercise referred to in subsection 4.1(1) will be deemed to have been surrendered only on personal delivery thereof to, or, if sent by mail or other means of transmission, on actual receipt thereof by, the Warrant Agent or one of the other persons at the office or one of the other places specified in subsection 4.1(1), provided however that if exercise is made by facsimile transmission as set out in subsection 4.1(1), the documentation referred to therein will be deemed to be surrendered as at the date of the facsimile transmission in the event the original documentation referred to therein is received by the Warrant Agent or other person as designated therein within three business days of the date of the facsimile transmission.

(3) Any notice of exercise referred to in subsection 4.1(1) must be signed by the Warrantholder, or such Warrantholder's executors, administrators or other legal representatives or his attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent, acting reasonably, and, if any Common Shares thereby issuable are to be issued to a person or persons other than the Warrantholder, must specify the name or names and the address or addresses of each such person or persons and the number of Common Shares to be issued to each such person if more than one is so specified.

(4) The holder of any Warrant Certificate who wishes to exercise the Warrants evidenced by such Warrant Certificate may exercise less than all of such Warrants and in the case of any such partial exercise shall be entitled to receive a Warrant Certificate, in form, signed and certified in accordance with the provisions of Article 2, evidencing the number of Warrants held by the Warrantholder which remain unexercised. Such Warrant Certificate will be delivered by the Warrant Agent to the holder concurrently with the certificates representing the Common Shares issued on partial exercise of such holder's Warrants.

4.2     Effect of Exercise

(1) Upon the exercise of any Warrant in accordance with Section 4.1, the Common Shares thereby issuable will be deemed to have been issued, and the person or persons to whom such Common Shares are to be issued will be deemed to have become the holder or holders of record thereof on the Exercise Date, unless the transfer registers for the Common Shares are closed on that date, in which case such Common Shares will be deemed to have been issued and such person or persons will be deemed to have become the holder or holders of record thereof on the date on which such transfer registers are reopened, but such Common Shares will be issued on the basis of the number of Common Shares to which such person or persons were entitled on the Exercise Date.

(2) As soon as practicable, and in any event not later than the second business day on which the transfer registers for the Common Shares have been open after such exercise, the Corporation will cause the Warrant Agent to mail to the person or persons in whose name or names the Common Shares thereby issued have been issued, at his or their respective addresses, or, if so specified, cause to be delivered to such person or persons at the place where the Warrant Certificate evidencing such Warrant was surrendered, certificates representing the Common Shares so issued.

(3) If any Common Shares issuable pursuant to any Warrant are to be issued to a person or persons other than the Warrantholder, the Warrantholder must pay to the Corporation or to the Warrant Agent on its behalf an amount equal to all exigible transfer taxes or other government charges, and the Corporation will not be required to issue or deliver any certificates representing any such Common Shares unless or until such amount has been so paid or the Warrantholder has established to the satisfaction of the Corporation that such taxes and charges have been paid or that no such taxes or charges are owing.

4.3     No Fractional Common Shares

        The Corporation shall not be required to issue fractional Common Shares upon the exercise of Warrants. If any fractional interest in a Common Share would, except for the provisions of this Section, be deliverable upon the exercise of Warrants, the Corporation shall round the aggregate number of Common Shares so deliverable up to the nearest whole number of Common Shares.

4.4     Recording

        The Warrant Agent will record particulars of each Warrant exercised which will include the name and address of each person to whom Common Shares are thereby issued, the number of Common Shares so issued and the Exercise Date in respect thereof. Within five business days after each Exercise Date the Warrant Agent will provide such particulars in writing to the Corporation.

4.5     Securities Restrictions

(1) The Warrants and the Common Shares issuable upon the exercise of the Warrants have not been and will not be registered under the U.S. Securities Act or the securities laws of any state, and the Warrants may not be exercised, and no Common Shares will be issued on the exercise of any Warrant, unless an exemption from registration is available, and the Corporation shall have received either written evidence satisfactory to it upon which it can rely that such exemption is available or an opinion of counsel to such effect in form and substance reasonably satisfactory to it.

(2) Subject to subsection 4.5(3), (i) Warrants may not be exercised within the United States or by or on behalf of any U.S. Person; and (ii) no Common Shares issued upon exercise of Warrants may be delivered to any address in the United States.

(3) Notwithstanding subsection 4.5(2), (i) Warrants which bear the legend set forth in subsection 2.3(3) may be exercised in the United States or by or on behalf of a U.S. Person, and (ii) Common Shares issued upon exercise of any such Warrants may be delivered to an address in the United States, provided that the person exercising the Warrants signs and delivers a letter substantially in the form attached hereto as Schedule "C."

(4) Certificates representing Common Shares issued upon the exercise of Warrants which bear the legend set forth in subsection 2.3(3) and which are issued and delivered pursuant to subsection 4.5(3) shall bear the following legend:

         THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH

         SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT OR (C) THE SALE IS MADE IN THE UNITED STATES (i) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (ii) PURSUANT TO A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS AND THE SELLER HAS FURNISHED TO THE CORPORATION AN OPINION TO SUCH EFFECT FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE CORPORATION PRIOR TO SUCH OFFER, SALE OR TRANSFER. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM CIBC MELLON TRUST COMPANY, UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO BOTH CIBC MELLON TRUST COMPANY AND THE CORPORATION, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT. CIBC MELLON TRUST COMPANY MAY ALSO REQUIRE AN OPINION OF COUNSEL IN CONNECTION WITH ANY OFFER, SALE OR TRANSFER OF THE SECURITIES BY THE HOLDER HEREOF.

(5) Certificates representing Common Shares issued upon the exercise of Warrants which bear the legend set forth in subsection 2.3(4) shall not bear any legend for purposes of the U.S. Securities Act.

SECTION 5  - ADJUSTMENTS

5.1     Definitions

(1) The rights of the holder of any Warrant, including the number of Common Shares issuable upon the exercise of such Warrant and the Exercise Price payable on exercise of such Warrant, will be adjusted from time to time in the events and in the manner provided in, and in accordance with this Section 5 and for such purposes:

          (a) Adjustment Period means, in respect of each Warrant, the period commencing on the Closing Date and ending at the Expiry Time;

          (b) Exchange Rate means the rate at which Common Shares are issuable upon the exercise of any Warrant, which rate, subject to adjustment in accordance with this Indenture, is one Common Share for each Warrant as of the date hereof; and

          (c) Trading Day, with respect to any stock exchange or over-the-counter market, means a day on which shares may be traded through the facilities of such stock exchange or in such over-the-counter market, and, otherwise, means a day on which shares may be traded through the facilities of the principal stock exchange on which the Common Shares are listed (or, if the Common Shares are not listed on any stock exchange, then in the over-the-counter market).

5.2     Adjustment of Exchange Rate

(1) The Exchange Rate in effect at any date will be subject to adjustment from time to time as follows:

          (a) If and whenever at any time during the Adjustment Period, the Corporation shall (i) subdivide or redivide the outstanding Common Shares into a greater number of Common Shares, (ii) consolidate, combine or reduce the outstanding Common Shares into a lesser number of Common Shares, or (iii) issue Common Shares to all or substantially all of the holders of Common Shares by way of a stock dividend or other distribution, then, in each such event, the Exchange Rate will, on the record date for such event, or if no record date is fixed, the effective date of such event, be adjusted so that it will equal the rate determined by multiplying the Exchange Rate in effect immediately prior to such date by a fraction, of which the denominator shall be the total number of Common Shares outstanding on such date before giving effect to such event, and of which the numerator shall be the total number of Common Shares outstanding on such date after giving effect to such event. Such adjustment will be made successively whenever any such event shall occur. Any such issue of Common Shares by way of a stock dividend shall be deemed to have been made on the record date for such stock dividend for the purpose of calculating the number of outstanding Common Shares under paragraphs 5.2(1)(b) and 5.2(1)(c).

          (b) If, and whenever at any time during the Adjustment Period, the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all of the holders of Common Shares entitling the holders thereof, within a period expiring not more than 45 days after the date of issue thereof, to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for Common Shares) at a price per share (or having a conversion or exchange price per share) less than 95% of the Current Market Price on the earlier of such record date and the date on which the Corporation announces its intention to make such issuance, then, in each such case, the Exchange Rate will be adjusted immediately after such record date so that it will equal the rate determined by multiplying the Exchange Rate in effect on such record date by a fraction, of which the denominator shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares so offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by such Current Market Price, and of which the numerator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares so offered for subscription or purchase (or into or for which the convertible or exchangeable securities so offered are convertible or exchangeable). Any Common Shares owned by or held for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment will be made successively whenever such a record date is fixed, provided that if two or more such record dates or record dates referred to in paragraph 5.2(1)(c) are fixed within a period of 25 Trading Days, such adjustment will be made successively as if each of such record dates occurred on the earliest of such record dates. To the extent that any such rights, options or warrants are not so issued or any such rights, options or warrants are not exercised prior to the expiration thereof, the Exchange Rate will then be readjusted to the Exchange Rate which would then be in effect if such record date had not been fixed or to the Exchange Rate which would then be in effect based upon the number of Common

               Shares (or securities convertible into or exchangeable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

          (c) If, and whenever at any time during the Adjustment Period, the Corporation shall fix a record date for the making of a distribution to all or substantially all of the holders of Common Shares of (i) shares of any class other than Common Shares whether of the Corporation or any other corporation,
               (ii) rights, options or warrants (other than rights, options or warrants exercisable by the holders thereof within a period expiring not more than 45 days after the date of issue thereof), (iii) evidences of indebtedness, or (iv) cash, securities or other property or assets, then, in each such case, the Exchange Rate will be adjusted immediately after such record date so that it will equal the rate determined by multiplying the Exchange Rate in effect on such record date by a fraction, of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price on the earlier of such record date and the date on which the Corporation announces its intention to make such distribution, less the aggregate fair market value (as determined by the directors at the time such distribution is authorized) of such shares or rights, options or warrants or evidences of indebtedness or cash, securities or other property or assets so distributed, and of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price. Any Common Shares owned by or held for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment will be made successively whenever such a record date is fixed, provided that if two or more such record dates or record dates referred to in paragraph 5.2(1)(b) are fixed within a period of 25 Trading Days, such adjustment will be made successively as if each of such record dates occurred on the earliest of such record dates. To the extent that such distribution is not so made or to the extent that any such rights, options or warrants so distributed are not exercised prior to the expiration thereof, the Exchange Rate will then be readjusted to the Exchange Rate which would then be in effect if such record date had not been fixed or to the Exchange Rate which would then be in effect based upon such shares or rights, options or warrants or evidences of indebtedness or cash, securities or other property or assets actually distributed or based upon the number or amount of securities or the property or assets actually issued or distributed upon the exercise of such rights, options or warrants, as the case may be.

(2) If and whenever at any time during the Adjustment Period, there is (i) any reclassification of the Common Shares at any time outstanding, any change of the Common Shares into other shares or any other capital reorganization of the Corporation (other than as described in subsection 5.2(1)), (ii) any consolidation, amalgamation, arrangement, merger or other form of business combination of the Corporation with or into any other corporation resulting in any reclassification of the outstanding Common Shares, any change of the Common Shares into other shares or any other capital reorganization of the Corporation, or (iii) any sale, lease, exchange or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or entity in which the holders of outstanding Common
Shares are entitled to receive shares, other securities or other property, then, in each such event, each holder of any Warrant which is thereafter exercised will be entitled to receive, and shall accept, in lieu of the number of Common Shares to which such holder was theretofore entitled upon such exercise, the kind and number or amount of shares or other securities or property which such holder would have been entitled to receive as a result of such event if, on the effective date thereof, such holder had been the registered holder of the number of Common Shares to which such holder was theretofore entitled upon such exercise. If necessary as a result of any such event, appropriate adjustments will be made in the application of the provisions set forth in this Section 5 with respect to the rights and interests thereafter of the holders of Warrants to the end that the provisions set forth in this Section 5 will thereafter correspondingly be made applicable, as nearly as may reasonably be possible, in the relation to any shares or other securities or property thereafter deliverable upon the exercise or deemed exercise of any Warrant. Any such adjustments will be made by and set forth in an indenture supplemental hereto approved by the directors and by the Warrant Agent and shall for all purposes be conclusively deemed to be an appropriate adjustment.

5.3     Adjustment of Exercise Price

(1) The Exercise Price in effect at any date will be subject to adjustment from time to time if and whenever at any time during the Adjustment Period, the Corporation shall (i) subdivide or redivide the outstanding Common Shares into a greater number of Common Shares, (ii) consolidate, combine or reduce the outstanding Common Shares into a lesser number of Common Shares, or (iii) issue Common Shares to all or substantially all of the holders of Common Shares by way of a stock dividend or other distribution. In any such event, the Exercise Price will, on the effective date of or record date for such event, be adjusted so that it will equal the price determined by multiplying the Exercise Price in effect immediately prior to such date by a fraction, the numerator of which shall be the total number of Common Shares outstanding on such date before giving effect to such event and the denominator of which shall be the total number of Common Shares outstanding immediately after giving effect to such event. Such adjustment will be made successively whenever any such event shall occur. Any such issue of Common Shares by way of a stock dividend shall be deemed to have been made on the record date for such stock dividend for the purpose of calculating the number of outstanding Common Shares under subsections 5.3(2) and 5.3(3).

(2) If, and whenever at any time during the Adjustment Period, the Corporation shall fix a record date for the issue of rights, options or warrants to all or substantially all of the holders of Common Shares entitling the holders thereof, within a period expiring not more than 45 days after the date of the issue thereof, to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for Common Shares) at a price per share (or having a conversion or exchange price per share) less than 95% of the Current Market Price on the earlier of such record date and the date on which the Corporation announces its intention to make such issuance, then, in each such case, the Exercise Price will be adjusted immediately after such record date so that it will equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares so offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by such Current Market
Price, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares so offered for subscription or purchase (or into or for which the convertible or exchangeable securities so offered are convertible or exchangeable). If, by the terms of such rights, options or warrants, there is more than one purchase, conversion or exchange price per Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the additional conversion or exchange price of the convertible or exchangeable securities so offered, shall be calculated for the purposes of the adjustment on the basis of the lowest purchase, conversion or exchange price per Common Share, as the case may be. Any Common Shares owned by or held for the account of the Corporation or any affiliate or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment will be made successively whenever such a record date is fixed, provided that if two or more such record dates or record dates referred to in subsection 5.3(3) are fixed within a period of 25 Trading Days, such adjustment will be made successively as if each of such record date occurred on the earliest of such record dates. To the extent that any such rights, options or warrants are not so issued or any such rights, options or warrants are not exercised prior to the expiration thereof, the Exercise Price will then be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or to the Exercise Price which would then be in effect based on the number of Common Shares (or securities convertible into or exchangeable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

(3) If, and whenever at any time during the Adjustment Period, the Corporation shall fix a record date for the making of a distribution to all or substantially all of the holders of Common Shares of:

          (a) shares of any class other than Common Shares, whether of the Corporation or any other corporation;

          (b) rights, options or warrants (other than rights, options or warrants exercisable by the holders thereof within a period expiring not more than 45 days after the date of issue thereof);

          (c)  evidences of indebtedness; or

          (d)  cash, securities or other property or assets;

then, in each such case, the Exercise Price will be adjusted immediately after such record date so that it will equal the rate determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price on the earlier of such record date and the date on which the Corporation announces its intention to make such distribution, less the aggregate fair market value (as determined by the directors at the time such distribution is authorized) of such shares or rights, options or warrants or evidences of indebtedness or cash, securities or other property or assets so distributed, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price. Any Common Shares owned by or held for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of such computation. Such adjustment will be made successively whenever such a record date is fixed, provided that, if two or more such record dates or record dates referred to in paragraph 5.3(3)(b) are fixed within a period of 25 Trading Days, such adjustment will be made successively as if each of such record date occurred on the earliest of such record dates. To the extent that such distribution is not so made or to the extent that any such rights, options or warrants so distributed are not exercised prior to the expiration thereof, the Exercise Price will then be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or to the Exercise Price which would then be in effect based upon such shares or rights, options or warrants or evidences of indebtedness or cash, securities or other property or assets actually distributed or based upon the number or amount of securities or the property or assets actually issued or distributed upon the exercise of such rights, options or warrants, as the case may be.

5.4     Adjustment Rules

(1) In any case in which this Section 5 shall require that an adjustment shall become effective immediately after a record date for or effective date of an event referred to herein, the Corporation may defer, until the occurrence and consummation of such event, issuing to the holder of any Warrant exercised or deemed to have been exercised after such record date or effective date and before the occurrence and consummation of such event the additional Common Shares, warrants or other securities or property issuable upon such exercise or deemed exercise by reason of the adjustment required by such event, provided, however, that the Corporation will deliver to such holder, as soon as reasonably practicable after such record date, an appropriate instrument evidencing such holder's right to receive such additional Common Shares, warrants or other securities or property upon the occurrence and consummation of such event and the right to receive any dividend or other distribution in respect of such additional Common Shares, warrants or other securities or property declared in favour of the holders of record of Common Shares or of such other securities or property on or after the Exercise Date, or such later date as such holder would, but for the provisions of this Section, have become the holder of record of such additional Common Shares, warrants or of such other securities or property pursuant to subsection 5.2(1).

(2) After any adjustment pursuant to this Section 5, the term "Common Shares" where used in this Indenture shall be interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section 5, a Warrantholder is entitled to receive upon the exercise of his Warrants, and the number of Common Shares indicated in any exercise made pursuant to a Warrant shall be interpreted to include the number of Common Shares and other property or securities a Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 5, upon the full exercise of a Warrant.

(3) All shares of any class or other securities or property which a Warrantholder is at the time in question entitled to receive on the full exercise of his Warrants, whether or not as a result of adjustments made pursuant to this Section 5 shall, for the purposes of the interpretation of this Indenture, be deemed to be Common Shares which such Warrantholder is entitled to subscribe for pursuant to the exercise of such Warrants.

(4) If the Corporation shall set a record date to determine the holders of the securities for the purpose of entitling them to receive any dividend or distribution or any subscription or exercise rights and shall, thereafter and before the distribution to such securityholders of any such dividend, distribution or subscription or exercise rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or exercise rights, then no adjustment in the number of Common Shares obtainable upon exercise of any Warrant shall be required by reason of the setting of such record date.

(5) The adjustments provided for in this Section 5 are cumulative, shall, in the case of any adjustment to the Exchange Rate or the Exercise Price, be computed to the nearest one one-hundredth of a Common Share and will apply (without duplication) to successive subdivisions, consolidations, distributions, issuances or other events resulting in any adjustment under the provisions of this Article, provided that, notwithstanding any other provision of this Section, no adjustment of the Exchange Rate or the Exercise Price will be required (i) unless such adjustment would require an increase or decrease of at least 1% in the Exchange Rate or the Exercise Price then in effect (provided, however, that any adjustment which by reason of this subsection is not required to be made will be carried forward and taken into account in any subsequent adjustment), or (ii) in respect of any Common Shares issuable or issued pursuant to any stock option or any stock option or stock purchase plan of the Corporation or of subsidiaries of the Corporation.

(6) If any question arises with respect to the adjustments provided in this Section, such question shall be conclusively determined by the Corporation's auditors or, if they are unable or unwilling to act, by such firm of chartered accountants as is appointed by the Corporation and acceptable to the Warrant Agent. Such accountants shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation, the Warrant Agent and the Warrantholders.

(7) Subject to regulatory approval, if and whenever at any time during the Adjustment Period, the Corporation shall take any action affecting or relating to the Common Shares, other than any action described in this Section, which in the opinion of the directors would adversely affect the rights of any holders of Warrants, the Exchange Rate and/or the Exercise Price will be adjusted by the directors in such manner, if any, and at such time, as the directors, may in their sole discretion determine to be equitable in the circumstances to such holders.

(8) As a condition precedent to the taking of any action which would require an adjustment in any of the rights under the Warrants, the Corporation will take any action which may, in the opinion of counsel to the Corporation, be necessary in order that the Corporation, or any successor to the Corporation or successor to the undertaking or assets of the Corporation, will be obligated to and may validly and legally issue all the Common Shares, warrants or other securities or property which the holders of Warrants would be entitled to receive thereafter on the exercise or deemed exercise thereof in accordance with the provisions hereof.

(9) At least ten days before the earlier of the effective date of or record date for any event referred to in this Article that requires or might require an adjustment in any of the rights under the Warrants or such longer notice period as may be applicable in respect of notices required to be delivered by the Corporation to holders of its Common Shares, the Corporation will:

          (a) file with the Warrant Agent a certificate of the Corporation specifying the particulars of such event and, to the extent determinable, any adjustment required and the computation of such adjustment; and

          (b) give notice to the Warrantholders of the particulars of such event and, to the extent determinable, any adjustment required and a description of how such adjustment will be calculated.

Such notice need only set forth such particulars as have been determined at the date such notice is given. If any adjustment for which such notice is given is not then determinable, promptly after such adjustment is determinable, the Corporation will:

           (c) file with the Warrant Agent a certificate of the Corporation showing the computation of such adjustment; and

           (d) give notice to the Warrantholders of such adjustment.

Where a notice pursuant to this subsection has been given, the Warrant Agent shall be entitled to act and rely on any adjustment calculation of the Corporation or the Corporation's auditors.

(10)    Subject to subsection 10.2(1), the Warrant Agent shall not:

          (a) at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment in the Exchange Rate or the Exercise Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making same;

          (b) be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or property which may at any time be issued or delivered upon the exercise or deemed exercise of any Warrant; or

          (c) be responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver Common Shares or certificates representing Common Shares upon the surrender of any Warrant for the purpose of exercise or deemed exercise, or to comply with any of the covenants contained in this Section.

SECTION 6  - COVENANTS

6.1     General Covenants

        The Corporation represents, warrants, covenants and agrees to and with the Warrant Agent that, so long as any Warrant remains outstanding and may be exercised:

          (a) the Corporation is duly authorized to create and issue the Warrants and that the Warrant Certificates, when issued and countersigned as herein provided, will be valid and enforceable against the Corporation;

          (b) the Corporation will at all times maintain its corporate existence, carry on and conduct its business in a proper and business-like manner, keep or cause to be kept proper books of account in accordance with generally accepted accounting practice and the Corporation will send to Warrantholders copies of all financial statements furnished to its shareholders during the term of this Indenture;

          (c) the Corporation will continue, and will cause each of its subsidiaries to continue, to engage in business of the same general type as now conducted by the Corporation and its subsidiaries, and will preserve, renew and keep in full force and effect its respective corporate existence and their respective material rights, privileges and franchises necessary or desirable in the normal conduct of business;

          (d) the Corporation and each of its subsidiaries will not, in a single transaction or a series of related transactions, (i) consolidate with or merge with or into any other person, or
               (ii) permit any other person to consolidate with or merge into it, unless (x) either (A) the Corporation shall be the survivor of such merger or consolidation or (B) the surviving person shall expressly assume by supplemental agreement all of the obligations of the Corporation under this Indenture; (y) if the Corporation is not the surviving entity, such surviving entity's common shares shall be listed on either The New York Stock Exchange, AMEX, Nasdaq National Market or TSX; and (z) the Corporation has delivered to the Warrantholders an officer's certificate and opinion of counsel, each stating that such consolidation, merger or transfer complies with this Indenture, that the surviving person agrees to be bound thereby and that all conditions precedent in this Indenture relating to such transaction have been satisfied;

          (e) the Corporation will reserve for the purpose and keep available sufficient unissued or created Common Shares to enable it to satisfy its obligations on the exercise of the Warrants and will issue and deliver such shares in accordance with the provisions hereof;

          (f) the Corporation will cause the Common Shares from time to time issued pursuant to the exercise of the Warrants, and the certificates representing such Common Shares, to be duly issued and delivered in accordance with the Warrants and the terms hereof;

          (g) all Common Shares that are issued or created on exercise of the Warrants will be fully paid and non-assessable;

          (h) the Corporation will cause the Warrant Agent to keep open on business days the registers of holders and registers of transfers referred to in Section 3.1 and will not take any action or omit to take any action which would have the effect of preventing the Warrantholders from exercising any of the Warrants or receiving any of the Common Shares upon such exercise;

          (i) the Corporation will make all requisite filings, including filings with the SEC and the Securities Commissions, in connection with the exercise of the Warrants;

          (j) the Corporation is a "reporting issuer" not in default under the securities legislation of each Qualifying Jurisdictions and there is no material change in the affairs of the Corporation which presently requires disclosure under applicable securities laws which have not been so disclosed and no such disclosure has been made on a confidential basis since March 31, 2006, which has not subsequently been disclosed. The Corporation covenants and agrees to use its reasonable best efforts to ensure that it remains a reporting issuer in good standing under the securities legislation of the Qualifying Jurisdictions until one year after the Expiry Time;

          (k) the Corporation shall use its best efforts to arrange for the listing and posting for trading of the Common Shares on the TSX or other principal exchange in Canada and the AMEX upon the due exercise of the Warrants, and to maintain such listing until one year after the Expiry Time;

          (l) the Corporation will make all requisite filings, including filings with the SEC and appropriate Securities Commissions, in connection with the due exercise of the Warrants and issue of the Common Shares; and

          (m) generally, the Corporation will well and truly perform and carry out all acts and things to be done by it as provided in this Indenture.

6.2     Warrant Agent's Remuneration and Expenses

        The Corporation will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will, on the Warrant Agent's request, reimburse the Warrant Agent for all reasonable expenses, disbursements and advances made or incurred by the Warrant Agent in the administration or execution of the trusts hereof (including reasonable compensation and disbursements of its counsel and other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder have been finally and fully performed, except any such expense, disbursement or advance that arises out of or results from negligence, wilful misconduct or bad faith of the Warrant Agent or of persons for whom the Warrant Agent is responsible.

6.3     Performance of Covenants by Warrant Agent

        If the Warrant Agent is made aware of the failure of the Corporation to perform any of its obligations under this Indenture, the Warrant Agent may notify the Warrantholders of such failure or may itself perform any of such obligations capable of being performed by it, but will not be bound to do so or to notify the Warrantholders that it is so doing. All sums expended or advanced by the Warrant Agent in so doing will be repayable as provided in Section 6.2. No such performance, expenditure or advance by the Warrant Agent will relieve the Corporation of any default or of its continuing obligations hereunder.

SECTION 7  - ENFORCEMENT

7.1     Warrantholders May Not Sue

        No holder of any Warrant shall have any right to institute any action or proceeding against the Corporation in relation to the Warrants, unless:

          (a) such holder shall previously have given to the Warrant Agent written notice of the nature of such action or proceeding;

          (b) the holders of at least 10% of the Warrants shall have made written request to the Warrant Agent and shall have afforded to it reasonable opportunities either (i) itself to proceed to exercise the powers herein before granted or (ii) to institute an action, suit or proceeding in its own name for such purpose;

          (c) such Warrantholders shall have offered to the Warrant Agent, when so requested by the Warrant Agent, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and

          (d) the Warrant Agent shall have failed to act within a reasonable time after such notification, request and offer of funding and indemnity; and such notification, request and offer of funding and indemnity are hereby declared in every such case, at the option of the Warrant Agent, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Warrants.

7.2     Warrant Agent May Institute All Proceedings

(1) The Warrant Agent shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Warrantholders.

(2) Any such suit or proceeding instituted by the Warrant Agent may be brought in the name of the Warrant Agent as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Warrants subject to the provisions of this Indenture. In any proceeding brought by the Warrant Agent (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Warrant Agent shall be a party), the Warrant Agent shall be held to represent all the holders of the Warrants, and it shall not be necessary to make any holders of the Warrants parties to any such proceeding.

7.3     Immunity of Shareholders, etc.

        The Warrant Agent and, by the acceptance of the Warrant Certificates and as part of the consideration for the issue of the Warrants, the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any person in his capacity as an incorporator or any past, present or future shareholder or other security holder, director, officer, employee or agent of the Corporation for the creation and issue of the Common Shares pursuant to any Warrant or on any covenant, agreement, representation or warranty by the Corporation herein or in the Warrant Certificates.

7.4     Limitation of Liability

        The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the directors or shareholders of the Corporation or any of the past, present or future directors or shareholders of the Corporation or any of the past, present or future officers, employees or agents of the Corporation, but only the property of the Corporation shall be bound in respect hereof.

SECTION 8  - MEETINGS OF WARRANTHOLDERS

8.1     Right to Convene Meetings

(1) The Warrant Agent may at any time and from time to time convene a meeting of the Warrantholders, and will do so on receipt of a written request of the Corporation or a Warrantholders' Request and on being indemnified and funded to its reasonable satisfaction by the Corporation or by one or more of the Warrantholders signing such Warrantholders' Request against the costs which it may incur in connection with calling and holding the meeting.

(2) If the Warrant Agent fails, within five business days after receipt of such written request of the Corporation or Warrantholders' Request, funding and indemnity given as specified in subsection 8.1(1), to give notice convening a meeting, the Corporation or any of such Warrantholders, as the case may be, may convene such meeting.

(3) Every such meeting will be held in Toronto, Ontario, or such other place as is approved or determined by the Warrant Agent and the Corporation.
However, if the meeting is convened by the Corporation or a Warrantholder as a result of the Warrant Agent's failure or refusal to convene such meeting, the meeting must be held in Toronto, Ontario.

8.2     Notice

(1) At least ten business days' notice of any meeting must be given to the Warrantholders, to the Warrant Agent (unless the meeting has been called by it) and to the Corporation (unless the meeting has been called by it).

(2) The notice must state the time when and the place where the meeting is to be held and describe (with sufficient detail to permit a Warrantholder to make a reasoned decision with respect to the matters for consideration) the general nature of the business to be transacted thereat, but it will not be necessary for the notice to set out the terms of any resolution to be proposed or any of the provisions of this Article.

8.3     Chairman

        Some person (who need not be a Warrantholder) designated in writing by the Warrant Agent will be chairman of the meeting or, if no person is so designated or the person so designated is not present within 15 minutes after the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy may choose some person present to be chairman.

8.4     Quorum

(1) Subject to the provisions of Section 8.12, at any meeting of Warrantholders a quorum shall consist of one or more Warrantholders present in person or represented by proxy at the commencement of business, holding in the aggregate not less than 25% of the total number of Warrants then outstanding.

(2) If a quorum of Warrantholders is not present within 30 minutes after the time fixed for holding a meeting, the meeting, if summoned by Warrantholders or on a Warrantholders' Request, will be dissolved, but, subject to Section 8.12, in any other case will be adjourned to the seventh calendar day following the meeting, at the same time of day and place, unless such day is not a business day, in which case it will be adjourned to the business day next following the seventh calendar day and no notice of the adjournment need be given.

(3) At the adjourned meeting, the Warrantholders present in person or represented by proxy will form a quorum and may transact any business for which the meeting was originally convened notwithstanding the number of Warrants that they hold.

8.5     Power to Adjourn

        The chairman of a meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn the meeting, and no notice of such adjournment need be given except as the meeting prescribes.

8.6     Show of Hands

        Every question submitted to a meeting, other than an Extraordinary Resolution, will be decided in the first place by a majority of the votes given on a show of hands and, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority will be conclusive evidence of the fact.

8.7     Poll

(1) On every Extraordinary Resolution, and on every other question submitted to a meeting on which a poll is directed by the chairman or requested by one or more Warrantholders acting in person or by proxy, a poll will be taken in such manner as the chairman directs.

(2) Questions other than those required to be determined by Extraordinary Resolution will be decided by a majority of the votes cast on the poll.

8.8     Voting

(1) On a show of hands each person present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, will have one vote, and on a poll each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing will be entitled to one vote in respect of each Warrant held by such holder.

(2)     A proxy need not be a Warrantholder.

8.9     Regulations

(1) The Warrant Agent, or the Corporation with the approval of the Warrant Agent, may from time to time make or vary such regulations as it thinks fit:

          (a) for the form of instrument appointing a proxy, the manner in which it must be executed, and verification of the authority of a person who executes it on behalf of a Warrantholder;

          (b) governing the places at which and the times by which instruments appointing proxies must be deposited;

          (c) for the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such voting instruments appointing proxies to be sent by mail, facsimile or other means of prepaid, transmitted, recorded communication before the meeting to the Corporation or to the Warrant Agent at the place where the meeting is to be held and for voting pursuant to instruments appointing proxies so deposited as though the instruments themselves were produced at the meeting; and

          (d) generally for the calling of meetings of Warrantholders and the conduct of business thereof.

(2) Any regulations so made will be binding and effective and the votes given in accordance therewith will be valid and will be counted.

(3) Except as such regulations provide, the only persons who will be recognized at a meeting as the holders of any Warrants, or as entitled to vote or, subject to Section 8.10, being present at the meeting in respect thereof, will be the registered holders of such Warrants or their validly appointed proxies.

8.10    The Corporation and Warrant Agent May Be Represented

        The Corporation and the Warrant Agent by their respective employees, officers or directors, and the counsel of the Corporation and the Warrant Agent may attend any meeting of Warrantholders, but will have no vote as such.

8.11    Powers Exercisable by Extraordinary Resolution

        In addition to all other powers conferred on them by the other provisions of this Indenture or by law, the Warrantholders at a meeting will have the power, subject to regulatory approval, exercisable from time to time by Extraordinary Resolution:

          (a) subject to the agreement of the Corporation to assent to or sanction any amendment, modification, abrogation, alteration, compromise or arrangement of any right of the Warrantholders or of the Warrant Agent (subject to the prior written consent of the Warrant Agent) in its capacity as Warrant Agent under the Indenture or on behalf of the Warrantholders against the Corporation, whether such right arises under this Indenture or otherwise and to authorize the Warrant Agent to concur in and execute any indenture supplemental hereto in connection therewith;

          (b) to amend, alter or repeal any Extraordinary Resolution previously passed;

          (c) to direct or authorize the Warrant Agent to enforce any obligation of the Corporation under this Indenture or to enforce any right of the Warrantholders in any manner specified in the Extraordinary Resolution;

          (d) to refrain from enforcing any obligation or right referred to in paragraph 8.11(c);

          (e) to waive and direct the Warrant Agent to waive any default by the Corporation in complying with any provision of this Indenture, either unconditionally or on any condition specified in the Extraordinary Resolution;

          (f) to appoint a committee with power and authority to exercise, and to direct the Warrant Agent to exercise, on behalf of the Warrantholders, such of the powers of the Warrantholders as are exercisable by Extraordinary Resolution;

          (g) to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any obligation of the Corporation under this Indenture or to enforce any right of the Warrantholders;

          (h) to direct any Warrantholder who, as such, has brought any suit, action or proceeding, to stay or discontinue or otherwise deal therewith on payment of the costs, charges and expenses reasonably and properly incurred by him in connection therewith;

          (i) from time to time and at any time to remove the Warrant Agent and appoint a successor; and

          (j) to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation.

8.12    Meaning of "Extraordinary Resolution"

(1) The expression "Extraordinary Resolution" when used in this Indenture means, subject to the provisions of this Section and of Sections 8.15 and 8.16, a resolution proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article at which there are present in person or by proxy Warrantholders holding in the aggregate more than 50% of the total number of Warrants then outstanding and passed by the affirmative votes of Warrantholders who hold in the aggregate not less than 66?% of the total number of Warrants represented at the meeting and voted on the poll on the resolution.

(2) If, at a meeting called for the purpose of passing an Extraordinary Resolution, the quorum required by subsection 8.12(1) is not present within 30 minutes after the time appointed for the meeting, the meeting, if convened by Warrantholders or on a Warrantholders' Request, will be dissolved, but in any other case will stand adjourned to such day, being not less than seven calendar days or more than 30 calendar days later, and to such place and time, as is appointed by the chairman.

(3) Not less than seven calendar days' notice must be given to the Warrantholders of the time and place of such adjourned meeting.

(4) The notice must state that, at the adjourned meeting, the Warrantholders present in person or by proxy will form a quorum but it will not be necessary to set forth the purposes for which the meeting was originally called or any other particulars.

(5) At the adjourned meeting the Warrantholders present in person or by proxy will form a quorum and may transact any business for which the meeting was originally convened, and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 8.12(1) will be an Extraordinary Resolution within the meaning of this Indenture notwithstanding that Warrantholders holding in the aggregate 50% of the total number of Warrants outstanding may not be present.

(6) Votes on an Extraordinary Resolution must always be given on a poll and no demand for a poll on an Extraordinary Resolution will be necessary.

8.13    Powers Cumulative

        Any one or more of the powers, and any combination of the powers, in this Indenture stated to be exercisable by the Warrantholders by Extraordinary Resolution or otherwise, may be exercised from time to time, and the exercise of any one or more of such powers or any combination of such powers from time to time will not prevent the Warrantholders from exercising such power or powers or combination of powers thereafter from time to time.

8.14    Minutes

        Minutes of all resolutions passed and proceedings taken at every meeting of the Warrantholders will be made and duly entered in books from time to time provided for such purpose by the Warrant Agent at the expense of the Corporation, and any such minutes, if signed by the chairman of the meeting at which such resolutions were passed or such proceedings were taken, will be prima facie evidence of the matters therein stated, and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes have been so made, entered and signed will be deemed to have been duly convened and held, and all resolutions passed and proceedings taken thereat to have been duly passed and taken.

8.15    Instruments in Writing

        Any action that may be taken and any power that may be exercised by Warrantholders at a meeting held as provided in this Article by way of an Extraordinary Resolution may also be taken and exercised by Warrantholders who hold in the aggregate not less than 66?% of the total number of Warrants at the time outstanding, by their signing, each in person or by attorney duly appointed in writing, an instrument in writing in one or more counterparts, and the expression "Extraordinary Resolution" when used in this Indenture includes a resolution embodied in an instrument so signed.

8.16    Binding Effect of Resolutions

        Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Warrantholders will be binding on all Warrantholders, whether present at or absent from the meeting and whether voting for or against the resolution or abstaining, and every instrument in writing signed by Warrantholders in accordance with Section
8.15 will be binding on all Warrantholders, whether signatories thereto or not, and every Warrantholder and the Warrant Agent (subject to the provisions for its indemnity herein contained) will be bound to give effect accordingly to every such resolution and instrument in writing.

8.17    Holdings by the Corporation and Subsidiaries Disregarded

        In determining whether Warrantholders holding the required total number of Warrants are present in person or by proxy for the purpose of constituting a quorum, or have voted or consented to a resolution, Extraordinary Resolution, consent, waiver, Warrantholders' Request or other action under this Indenture, a Warrant held by the Corporation or by any Affiliate of the Corporation will be deemed to be not outstanding. The Corporation shall provide, upon request by the Warrant Agent, a certificate of the Corporation stating the number and exact registration of any Warrant(s) held by the Corporation or by any Affiliate of the Corporation.

SECTION 9   - SUPPLEMENTAL INDENTURES AND SUCCESSOR CORPORATIONS

9.1     Provision for Supplemental Indentures for Certain Purposes

        From time to time, the Corporation (when authorized by the directors) as evidenced by board resolution and the Warrant Agent may, subject to the provisions hereof and regulatory approval, and will when so directed hereby, execute and deliver by their proper officers indentures or instruments supplemental hereto, which thereafter will form part hereof, for any or all of the following purposes:

          (a) setting forth any adjustments resulting from the application of the provisions of Section 5;

          (b) adding hereto such additional covenants and enforcement provisions as, in the opinion of counsel, are necessary or advisable, and are not, in the opinion of the Warrant Agent, relying upon the opinion of counsel prejudicial to the rights or interests of the Warrantholders as a group;

          (c) giving effect to any Extraordinary Resolution passed as provided in Article 8;

          (d) making such provisions not inconsistent with this Indenture as are necessary or desirable with respect to matters or questions arising hereunder, and are not, in the opinion of counsel to the Warrant Agent, prejudicial to the rights or interests of the Warrantholders as a group;

          (e) adding to, deleting or altering the provisions hereof in respect of the transfer of Warrants or the exchange of Warrant Certificates, and making any modification in the form of the Warrant Certificates that does not affect the substance thereof;

          (f) modifying any provision of this Indenture or relieving the Corporation from any obligation, condition or restriction herein contained, except that no such modification or relief will be or will become operative or effective if, in the opinion of counsel to the Warrant Agent, it would impair any of the rights or interests of the Warrantholders or of the Warrant Agent, and the Warrant Agent may, in its uncontrolled discretion, decline to enter into any such supplemental indenture which in its opinion will not afford adequate protection to the Warrant Agent when it becomes operative; and

          (g) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguity, defective or inconsistent provision, error or omission herein, if in the opinion of the Warrant Agent, the rights of the Warrant Agent and of the Warrantholders, as a group, are not prejudiced thereby.

9.2     Successor Corporations

        In the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of the Corporation as an entirety, or substantially as an entirety, to another corporation, the successor corporation resulting from such consolidation, amalgamation, arrangement, merger or transfer (if not the Corporation) will be bound by the provisions hereof and for the due and punctual performance and observance of each and every covenant and obligation contained in this Indenture to be performed by the Corporation and, if requested by the Warrant Agent, will, by supplemental indenture in form satisfactory to counsel to the Warrant Agent and executed and delivered to the Warrant Agent, assume such obligations expressly.

SECTION 10  - CONCERNING THE WARRANT AGENT

10.1    Trust Indenture Legislation

(1) If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, the mandatory requirement will prevail.

(2) The Corporation and the Warrant Agent each will at all times, in relation to this Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of Applicable Legislation.

10.2    Rights and Duties of Warrant Agent

(1) In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent will act honestly and in good faith with a view to the best interests of the Warrantholders and will exercise that degree of care, diligence and skill that a reasonably prudent warrant trustee would exercise in comparable circumstances. The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Agent and, in the absence of any such notice, the Warrant Agent may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained therein. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default.

(2) No provision of this Indenture will be construed to relieve the Warrant Agent from liability for its own negligent act, negligent failure to act, wilful misconduct or bad faith.

(3) The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any right of the Warrant Agent or the Warrantholders hereunder is on the condition that, when required by notice to the Warrantholders by the Warrant Agent, the Warrant Agent is furnished by one or more Warrantholders with sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Warrant Agent to protect and hold it harmless against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(4) No provision of this Indenture will require the Warrant Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless it is so funded and indemnified.

(5) The Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Warrantholders at whose instance it is acting to deposit with the Warrant Agent the Warrant Certificates held by them, for which certificates the Warrant Agent will issue receipts.

(6) Every provision of this Indenture that relieves the Warrant Agent of liability or entitles it to rely on any evidence submitted to it is subject to the provisions of Applicable Legislation, of this Section 10.2 and of Section 10.3.

10.3    Evidence, Experts and Advisers

(1) In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation will furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form, as is prescribed by Applicable Legislation or as the Warrant Agent reasonably requires by written notice to the Corporation.

(2) In the exercise of any right or duty hereunder, the Warrant Agent, if it is acting in good faith, may act and rely, as to the truth of any statement or the accuracy of any opinion expressed therein, on any statutory declaration, opinion, report, certificate or other evidence furnished to the Warrant Agent pursuant to a provision hereof or of Applicable Legislation or pursuant to a request of the Warrant Agent, if such evidence complies with Applicable Legislation and the Warrant Agent examines such evidence and determines that it complies with the applicable requirements of this Indenture.

(3) Whenever Applicable Legislation requires that evidence referred to in subsection 10.3(1) be in the form of a statutory declaration, the Warrant Agent may accept such statutory declaration in lieu of a certificate of the Corporation required by any provision hereof.

(4) Any such statutory declaration may be made by any director or officer of the Corporation.

(5) The Warrant Agent may rely and shall be protected in acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, facsimile, telegram, cablegram or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(6) Proof of the execution of any document or instrument in writing, including a Warrantholders' Request, by a Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution, or in any other manner that the Warrant Agent considers adequate.

(7) The Warrant Agent may employ or retain such counsel, accountants, engineers, appraisers, or other experts or advisors as it reasonably requires for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and will not be responsible for any misconduct or negligence on the part of any of them who has been selected with due care by the Warrant Agent. Any remuneration so paid by the Warrant Agent shall be repaid to the Warrant Agent in accordance with Section 6.2.

(8) The Warrant Agent may act and rely and shall be protected in acting in good faith on the opinion or advice of or information obtained from any counsel, accountant or other expert or advisor, whether retained or employed by the Corporation or by the Warrant Agent, in relation to any matter arising in the administration of the trusts hereof.

10.4    Documents, Money, Etc., Held by Warrant Agent

(1) The Warrant Agent may retain any cash balance held in connection with this Warrant Indenture and may, but need not, hold the same in its deposit department, the deposit department of one of its Affiliates or the deposit department of a Canadian chartered bank; but the Warrant Agent, its Affiliates or a Canadian chartered bank shall not be liable to account for any profit to the Corporation or any other person or entity other than at a rate, if any, established from time to time by the Warrant Agent, its Affiliates of a Canadian chartered bank.

(2) For the purpose of this Section, "Affiliate" means affiliated companies within the meaning of the Business Corporations Act (Ontario) ("OBCA") and includes Canadian Imperial Bank of Commerce, CIBC Mellon Global Securities Services Company and Mellon Bank, N.A. and each of their affiliates within the meaning of the OBCA.

10.5    Action by Warrant Agent to Protect Interests

        The Warrant Agent will have power to institute and to maintain such actions and proceedings as it considers necessary or expedient to protect or enforce its interests and the interests of the Warrantholders.

10.6    Warrant Agent Not Required to Give Security

        The Warrant Agent will not be required to give any bond or security in respect of the performance of the agency created hereby, the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

10.7    Protection of Warrant Agent

(1) By way of supplement to the provisions of any law for the time being relating to trustees or agents, it is expressly declared and agreed that:

          (a) the Warrant Agent will not be liable for or by reason of, or required to substantiate, any statement of fact or recital in this Indenture or in the Warrant Certificates (except the representation contained in Section 10.9 or in the certificate of the Warrant Agent on the Warrant Certificates), but all such statements or recitals are and will be deemed to be made by the Corporation;

          (b) nothing herein contained will impose on the Warrant Agent any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

          (c) the Warrant Agent will not be bound to give notice to any person of the execution hereof;

          (d) the Warrant Agent will not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach by the Corporation of any obligation herein contained or of any act of any director, officer, employee or agent of the Corporation;

          (e) the Warrant Agent, in its personal or any other capacity, in the ordinary course of business, may buy, lend upon and deal in shares in the capital of the Corporation and in the Warrants and generally may contract and enter into financial transactions with the Corporation or any related corporation without being liable to account for any profit made thereby;

          (f) the Warrant Agent shall incur no liability with respect to the delivery or non-delivery of any certificate or certificates or cheque or cheques whether delivered by hand, mail, or any other means; and

          (g) the Warrant Agent shall not be liable or accountable for any loss or damage whatsoever to any person caused by the performance or failure to perform by it of its responsibilities under this Indenture save only to the extent that such loss or damage is attributable to the negligence, wilful misconduct or bad faith of the Warrant Agent.

(2) The Corporation indemnifies the Warrant Agent and its directors, officers and employees and saves them harmless from all liabilities, losses, claims, demands, suits, damages, costs and actions which may be brought against or suffered by it arising out of its appointment hereunder or connected with the performance by it of its duties hereunder, including any and all reasonable legal fees and disbursements of whatever kind or nature, except to the extent that such liabilities, suits, damages, costs and actions are attributable to the negligence, wilful misconduct or bad faith of the Warrant Agent. This provision shall survive the resignation or removal of the Warrant Agent or the termination of this Indenture.

10.8    Replacement of Warrant Agent

(1) The Warrant Agent may resign its trust hereunder and be discharged from all further duties and liabilities hereunder, except as provided in this Section, by giving to the Corporation and the Warrantholders not less than 30 business days' notice in writing or, if a new Warrant Agent has been appointed, such shorter notice as the Corporation accepts as sufficient.

(2) The Warrantholders by Extraordinary Resolution may at any time remove the Warrant Agent and appoint a new Warrant Agent.

(3) If the Warrant Agent so resigns or is so removed or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting hereunder, the Corporation will forthwith appoint a new Warrant Agent unless a new Warrant Agent has already been appointed by the Warrantholders.

(4) Failing such appointment by the Corporation, the retiring Warrant Agent or any Warrantholder may apply to a court of competent jurisdiction in Ontario, at the Corporation's expense, on such notice as such court directs, for the appointment of a new Warrant Agent.

(5) Any new Warrant Agent so appointed by the Corporation or by a court of competent jurisdiction in Ontario will be subject to removal as aforesaid by the Warrantholders and by the Corporation.

(6) Any new Warrant Agent appointed under any provision of this Section must be a corporation authorized to carry on the business of a trust company in Ontario and, if required by the Applicable Legislation of any other province, in such other province.

(7) On any such appointment, the new Warrant Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent without any further assurance, conveyance, act or deed, but there will be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as, in the opinion of counsel, are necessary or advisable for the purpose of assuring such powers, rights, duties and responsibilities to the new Warrant Agent, provided that, upon any resignation or termination of the Warrant Agent and appointment of a successor Warrant Agent, the latter shall have executed an appropriate instrument accepting such appointment and, at the request of the Corporation, the predecessor Warrant Agent, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor Warrant Agent an appropriate instrument transferring to such successor Warrant Agent all rights and powers of the Warrant Agent hereunder.

(8) On the appointment of a new Warrant Agent, the Corporation will promptly give notice thereof to the Warrantholders.

(9) A corporation into or with which the Warrant Agent is merged or consolidated or amalgamated, or a corporation succeeding to the trust business of the Warrant Agent, will be the successor to the Warrant

Agent hereunder without any further act on its part or on the part of any party hereto if such corporation would be eligible for appointment as a new Warrant Agent under subsection 10.8(6).

(10) A Warrant Certificate certified but not delivered by a predecessor Warrant Agent may be delivered by the new or successor Warrant Agent in the name of the predecessor Warrant Agent or successor Warrant Agent.

10.9    Conflict of Interest

        The Warrant Agent represents to the Corporation that, at the time of the execution and delivery hereof, no material conflict of interest exists between its role as a fiduciary hereunder and its role in any other capacity and, if a material conflict of interest arises hereafter, it will, within 90 business days after ascertaining that it has such material conflict of interest, either eliminate the conflict of interest or resign its trust hereunder. If any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and of the Warrants shall not be affected in any manner whatsoever by reason thereof.

10.10   Acceptance of Trusts

        The Warrant Agent hereby accepts the trusts in this Indenture declared and provided for and agrees to perform them on the terms and conditions herein set forth.

SECTION 11  - GENERAL

11.1    Notice to the Corporation, Warrant Agent and Agents

(1) Unless herein otherwise expressly provided, a notice to be given hereunder to the Corporation or the Warrant Agent will be validly given if delivered or if sent by registered letter, postage prepaid, or if sent by facsimile transmission (receipt of such transmission is confirmed in writing):

          (a)  If to the Corporation:

                        Crystallex International Corporation
                        18 King Street East, Suite 1210
                        Toronto, Ontario
                        MC5 1C4
                        Attention:  Mr. Todd Bruce
                                    President and Chief Executive Officer
                        Facsimile:  (416) 203-0099
               with a copy to:

                        McMillan Binch Mendelsohn LLP
                        BCE Place, Bay Wellington Tower
                        Suite 4400, 181 Bay Street
                        Toronto, Ontario
                        M5J 2T3
                        Attention:  Michael Burns
                        Facsimile:  (416) 865-7048

          (b)  If to the Warrant Agent:

                        CIBC Mellon Trust Company
                        320 Bay Street
                        P.O. Box 1 Toronto, Ontario M5H 4A6
                        Attention:  Vice-President, Client Services
                        Facsimile:  (416) 643-5570

          (c)  If to the Underwriter:

                        Orion Securities Inc.
                        BCE Place, 181 Bay Street
                        Suite 3100
                        P.O. Box 830 Toronto, Ontario M5J 2T3
                        Attention:  Ron D'Ambrosio
                        Facsimile:  (416) 848-3162


and any such notice delivered or sent in accordance with the foregoing will be deemed to have been received on the date of delivery or facsimile transmission or, if mailed, on the fifth business day following the day of the mailing of the notice.

(2) The Corporation or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in subsection 11.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, will be the address of the Corporation or the Warrant Agent, as the case may be, for all purposes of this Indenture.

(3) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving Canadian postal employees, a notice to be given to the Warrant Agent or to the Corporation hereunder could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is delivered to an officer of the party to which it is addressed or if it is delivered to such party at the appropriate address provided in subsection 11.1(1) by confirmed facsimile transmission, and any notice delivered in accordance with the foregoing will be deemed to have been received on the date of delivery to such officer or, if delivered by such facsimile, on the first business day following the date of the sending of the notice.

11.2    Notice to Warrantholders

(1) Unless herein otherwise expressly provided, a notice to be given hereunder to Warrantholders will be deemed to be validly given if the notice is sent by ordinary surface or air mail, postage prepaid, addressed to the Warrantholders or delivered (or so mailed to certain Warrantholders and so delivered to the other Warrantholders) at their respective addresses appearing on any of the registers of holders described in Section 3.1, provided, however, that if, by reason of a strike, lockout or other work stoppage, actual or threatened, involving Canadian postal employees, the notice could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is so delivered or is given by publication twice in the "Report on Business" section in the national edition of The Globe and Mail newspaper.

(2) A notice so given by mail or so delivered will be deemed to have been given on the fifth business day after it has been mailed or on the day which it has been delivered, as the case may be, and a notice so given by publication will be deemed to have been given on the day on which it has been published as required. In determining under any provision hereof the date when notice of a meeting or other event must be given, the date of giving notice will be included and the date of the meeting or other event will be excluded. Accidental error or omission in giving notice or accidental failure to mail notice to any Warrantholder will not invalidate any action or proceeding founded thereon.

11.3    Satisfaction and Discharge of Indenture

        On the earlier of:

          (a) the date by which there has been delivered to the Warrant Agent for exercise or surrender for cancellation all Warrant Certificates theretofore certified hereunder; or

          (b)  the Expiry Time;

and if all certificates representing Common Shares required to be issued in compliance with the provisions hereof have been issued and delivered hereunder, this Indenture will cease to be of further effect and, on demand of and at the cost and expense of the Corporation and on delivery to the Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, and on payment to the Warrant Agent of the fees and other remuneration payable to the Warrant Agent, the Warrant Agent will execute proper instruments acknowledging satisfaction of and discharging this Indenture.

11.4    Sole Benefit of Parties and Warrantholders

        Nothing in this Indenture or the Warrant Certificates, expressed or implied, will give or be construed to give to any person other than the parties hereto and the Warrantholders, as the case may be, any legal or equitable right, remedy or claim under this Indenture or the Warrant Certificates, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

11.5    Conversion of Currency

        The Corporation shall indemnify the holders against, and the holders shall have an additional legal claim for, any loss or damage which, consequent upon any judgment being obtained or enforced in respect of the non-payment by the Corporation of any amount due under or pursuant to this Indenture arises from any variation in rates of exchange between Canadian dollars and any other currency in which judgment is obtained or enforced between the date such amount became due (or the date of the said judgment being obtained, as the case may be) and the date of actual payment of such amount. The indemnity contained in this
Section 11.5 shall apply irrespective of any indulgence granted to the Corporation from time to time and shall continue in full force and effect notwithstanding any payment by or on behalf of the Corporation and any amount due from the Corporation under this Section 11.5 will be due as a separate payment and shall not be affected by any judgment being obtained for any other sums due under or in respect of this Indenture.

11.6    Discretion of Directors

        Any matter provided herein to be determined by the directors will be determined by the directors in their sole discretion, and a determination so made will be conclusive.

11.7    Assignment

        Subject to Section 9.2 hereof, neither this Indenture nor any right, interest or obligation hereunder may be assigned by either party without the prior written consent of the other party and any purported assignment of this Indenture which does not comply with this Section 11.7 shall be considered null and void.

11.8    Benefit of the Agreement

        This Indenture will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto.

11.9    Counterparts and Formal Date

        This Indenture may be executed in several counterparts, each of which when so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument and, notwithstanding the date of their execution, will be deemed to be dated as of the date first written above.

        IN WITNESS WHEREOF the parties hereto have duly executed this Indenture.

                           CRYSTALLEX INTERNATIONAL CORPORATION

                           By: /s/ Dan Hamilton
                           ----------------------------------------------------
                               Dan Hamilton
                               Chief Financial Officer


                            CIBC MELLON TRUST COMPANY

                            By: /s/ Warren Jansen
                               ------------------------------------------------
                               Warren Jansen
                               Authorized signatory

                            By: /s/ Bruce Cornish
                               ------------------------------------------------
                               Bruce Cornish
                               Authorized signatory

                                  SCHEDULE "A"

                           FORM OF WARRANT CERTIFICATE


[Note: The following legend is to be used for Warrants issued to persons in the United States or to U.S. Persons.]

THE WARRANTS REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, OR (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT

[Note: The following legend is to be used for Warrants that are not issued to a U.S. Person, a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States.]

THE WARRANTS REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON THE EXERCISE OF THE WARRANTS REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE WARRANTS REPRESENTED HEREBY MAY NOT BE TRANSFERRED TO, OR EXERCISED BY, ANY U.S. PERSON, BY ANY PERSON IN THE UNITED STATES OR BY ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES. AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT.

Certificate No.:                                   No. of Warrants
               ---------------                                    -------------


                                   WARRANTS
                            Exercisable to Acquire
                                 Common Shares
                                      of
                     Crystallex International Corporation

            (Continued under the Canada Business Corporations Act)



THIS IS TO CERTIFY THAT, for value received, __________________________________
_______________________________________________ (the "holder") is the registered holder of the number of Warrants specified above ("Warrants") of Crystallex International Corporation (the "Corporation") and is thereby entitled to be issued fully paid and non-assessable common shares ("Common Shares") in the capital of the Corporation on the basis of one Common Share for each such Warrant, subject to the limitation referred to below, by surrendering to CIBC Mellon Trust Company (the "Warrant Agent") at its principal transfer offices in Toronto, Ontario (or by facsimile transmission to the Warrant Agent with original documents to the Warrant Agent within three business days thereafter), during the exercise period hereinafter referred to, a certified cheque or bank draft made payable to the Warrant Agent in the amount of the Exercise Price as hereinafter determined, this Warrant Certificate and a notice of exercise in the form set forth in Appendix 1 annexed hereto duly completed and executed ("Notice of Exercise") provided notice is also sent to the Corporation by delivering to it a copy of such documents. Notwithstanding the foregoing, the holder may exercise the Warrants by delivering to the Warrant Agent a facsimile transmission of this Warrant Certificate and a Notice of Exercise and a wire transfer to an account of the Corporation in an amount equal to the product of the Exercise Price and the number of Warrants being exercised, provided that the originals of each of the documents referred to above are received by the Warrant Agent within three business days of the date of such notice.

Surrender of this Warrant Certificate will be deemed to have been effected only on personal delivery thereof to, or, if sent by mail or other means of transmission, on actual receipt thereof by, the Warrant Agent at one of the offices specified above provided, however, that this Warrant Certificate will be deemed to have been surrendered on the date of the facsimile transmission if this Warrant Certificate is exercised by facsimile transmission and this original Warrant Certificate and the executed notice are received within three business days of the date of the facsimile transmission.

This Warrant Certificate evidences Warrants of the Corporation issued or issuable under the provisions of a Warrant Indenture (which indenture, together with all instruments supplemental or ancillary thereto, is herein referred to as the "Warrant Indenture") dated as of August 4, 2006, between the Corporation and the Warrant Agent, as agent. Reference is made to the Warrant Indenture for particulars of the rights of the holders of the Warrants and of the Corporation and of the Warrant Agent in respect thereof and of the terms and conditions upon which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder, by acceptance hereof, assents. To the extent of any inconsistency between the terms of the Warrant Indenture and the terms of this Warrant Certificate, the terms of the Warrant Indenture shall prevail. The Corporation will furnish to the holder, on request and upon payment of a reasonable charge for photocopying and postage, a copy of the Warrant Indenture.

The Warrants evidenced by this Warrant Certificate may be exercised by the holder until 5:00 p.m. (Toronto time) on [Insert date that is 18 months from the Closing Date] (the "Expiry Time").

On and after the date of any exercise of the Warrants evidenced by this Warrant Certificate, the holder will have no rights hereunder except to receive, within two business days of such exercise, certificates representing the Common Shares thereby issued to him upon delivery of a certified cheque or bank draft or wire transfer payable to the Warrant Agent in the amount of the Exercise Price as hereinafter determined and this Warrant Certificate to the Warrant Agent at its principal office in Toronto, Ontario. After the Expiry Time, all rights under any unexercised Warrant evidenced hereby will wholly cease and terminate and this Warrant Certificate will be void.

The Corporation will not be obligated to issue any fraction of a Common Share on the exercise of any Warrant. If any fractional interest in a Common Share would, except for the provisions of this section, be deliverable upon the exercise or deemed exercise of Warrants, the Corporation shall round the aggregate number of Common Shares so deliverable up to the nearest whole number of Common Shares.

No Common Share will be issued pursuant to any Warrant if the issuance of such security would constitute a violation of the securities laws of any applicable jurisdiction or require the Corporation to qualify or register such Common Shares in any jurisdiction other than the Qualifying Jurisdictions.

The exercise price for each Warrant (the "Exercise Price") shall be CDN$4.25. The Warrant Indenture provides for adjustments to the number of Common Shares to be issued upon the exercise of the Warrants and the Exercise Price, upon the occurrence of certain events set forth therein.

The Warrant Indenture contains provisions making binding on all holders of Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by holders of a specified majority of all outstanding Warrants.

On presentation at the principal office of the Warrant Agent in Toronto, Ontario, subject to the provisions of the Warrant Indenture and on compliance with the reasonable requirements of the Warrant Agent, one or more Warrant Certificates may be exchanged at no cost to the holder for one or more Warrant Certificates of different denominations evidencing in the aggregate the same number of Warrants as the Warrant Certificate or Warrant Certificates being exchanged.

The Warrants evidenced by this Warrant Certificate may be transferred, only upon compliance with the conditions prescribed in the Warrant Indenture, on the register of transfers to be kept at the principal office of the Warrant Agent in Toronto, Ontario, by the holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent, and, upon compliance with such requirements and such other reasonable requirements as the Warrant Agent may prescribe, such transfer will be duly notified on such register of transfers by the Warrant Agent. Notwithstanding the foregoing, the Corporation will be entitled, and may direct the Warrant Agent, to refuse to record any transfer of any Warrant on such register if such transfer would constitute a violation of the securities laws of any jurisdiction or require the Corporation to qualify the Common Shares for distribution in any jurisdiction other than the Qualifying Jurisdictions.

The holding of this Warrant Certificate will not constitute the holder a shareholder of the Corporation or entitle him to any right or interest in respect thereof except as otherwise provided in the Warrant Indenture.

This Warrant Certificate will not be valid for any purpose until it has been certified by or on behalf of the Warrant Agent for the time being under the Warrant Indenture. Time will be of the essence hereof.

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed by its officer duly authorized in that behalf as of [Insert Closing Date].



                                         CRYSTALLEX INTERNATIONAL CORPORATION

                                         By:
                                             ----------------------------------
                                             Name:
                                             Title:



This Warrant Certificate is one of the Warrant Certificates referred to in the Warrant Indenture within mentioned.



                                         CIBC MELLON TRUST COMPANY, as Warrant
                                         Agent

                                         By:
                                             ----------------------------------
                                             Authorizing Officer

                                  Appendix 1

                              NOTICE OF EXERCISE

To:      CRYSTALLEX INTERNATIONAL CORPORATION (the "Corporation")
And To:  CIBC MELLON TRUST COMPANY (the "Warrant Agent")

The undersigned holder of the Warrants evidenced by the within Warrant Certificate hereby exercises its right to be issued Common Shares of Crystallex International Corporation (or such other securities or property to which such exercise entitles him in lieu thereof or in addition thereto under the provisions of the Warrant Indenture mentioned in such Warrant Certificate) that are issuable upon the exercise of such Warrants, on the terms specified in such Warrant Certificate and Warrant Indenture, and in connection therewith, has enclosed a certified cheque or bank draft payable to CIBC Mellon Trust Company in an amount equal to CDN$4.25 for each Warrant hereby exercised.

The undersigned hereby represents, warrants and certifies as follows:

Mark one of Box A or Box B:

               ------
Box            |    | A The undersigned hereby certifies that (i) it is not in
               |    | the United States or a "U.S. person," as that term is
               |    | defined in Regulation S under the United States Securities
               ------ Act of 1933, as amended (the "U.S. Securities Act"), (ii)
                      the Warrants are not being exercised on behalf of a U.S. person or a person in the United States, and (iii) this Notice of Exercise was not executed or delivered in the United States.



Box B          ------ The undersigned hereby certifies that it is an Original
               |    | U.S. Purchaser. In addition to this exercise form, an
               |    | Original U.S. Purchaser must also provide an executed
               |    | letter, substantially in the form attached as Schedule
               ------ "C" to the Warrant Indenture, a copy of which is
                      available upon request from the Warrant Agent or the Corporation. For purposes hereof "Original U.S. Purchaser" means the institutional accredited investor who first purchased the Warrants pursuant to the Warrant Indenture dated August o, 2006.


Note: Certificates representing Common Shares will not be registered or delivered to an address in the United States unless Box B is marked.

The undersigned hereby irrevocably directs that the said Common Shares be issued, registered and delivered as follows:

Name(s) in Full                     Address(es)               Number(s)of
                                                              Common Shares

------------------------------      -----------------------   -----------------

------------------------------      -----------------------   -----------------

(Please print full name in which certificates for Common Shares are to be issued. If any securities are to be issued to a person or persons other than the holder, the holder must pay to the Warrant Agent all eligible transfer taxes or other government charges and sign the Form of Transfer.)

Note: Securities must be registered in the name of the undersigned Registered Holder if Box B is marked.

DATED this ____ day of _____________

Witness                             )
                                    )
                                    )
------------------------------------         ----------------------------------
                                             Signature of Registered Holder
                                    )
                                    )
                                    )
------------------------------------         ----------------------------------
                                             Signature of Registered Holder

Note: The name of the Registered Holder of this Notice of Exercise must be the same as the name appearing on the face page of the Warrant Certificate to which this Appendix is attached.

Note: If Box B is marked, the certificates representing Common Shares will bear a legend restricting transfers unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

--------
|       |  Please check if the Common Share certificates are to be delivered
|       |  at the office where this Warrant Certificate is surrendered,
|       |  failing which, such certificates will be mailed.
--------


           Certificates will be delivered or mailed within two business days after the due surrender of this Warrant Certificate as aforesaid.

                                  Appendix 2

                               FORM OF TRANSFER

THE WARRANTS REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED TO A U.S. PERSON OR TO ANY PERSON IN THE UNITED STATES OR TO ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES.

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to __________________________________________ Warrants of Crystallex International
Corporation (the "Corporation") represented by the attached Warrant Certificate and does hereby appoint _________________________ as its attorney with full power of a substitution to transfer the Warrants on the appropriate register of the CIBC Mellon Trust Company (the "Warrant Agent").

The undersigned hereby certifies that the transfer of these securities is not being made to, and the offer of these securities was not made to, and the person named above is not, a person in the United States or a U.S. person (as such terms are defined in Regulation S under the United States Securities Act of
1933).

DATED this _____ day of ________________, 200            .
                                             ------------



                                    ---------------------------------
                                    Signature of Transferor
                                    Signature of Transferor must be guaranteed

                                    ---------------------------------
                                    Name of Transferor

Note: The name of the Transferor on this Form of Transfer must be the same as the name appearing on the face page of the Warrant Certificate to which this Appendix 2 is attached. The transfer must be consented to in writing by the Corporation.


1. The signature on this assignment must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or change whatever.

2. The signature must be guaranteed by a Canadian schedule 1 chartered bank, major trust company of Canada or by a member from of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The stamp must bear the words "Signature Medallion Guaranteed".

3. In the United States of America, signature guarantees must be done by members of a Medallion Signature Guarantee Program only. Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Popluaires unless they are members of the Stamp Medallion Program.

                           DECLARATION OF TRANSFEREE

The undersigned transferee, hereby represents, warrants and agrees that (i) it is not a "U.S. person" as defined in Regulation S under the U.S. Securities Act and is not acquiring these securities for the account or benefit of a U.S. person, (ii) it was not offered these securities in the United States, (iii) the person who executed the buy order on behalf of the transferee was not in the United States when the buy order was executed, (iv) there were no direct selling efforts (as that term is defined in Regulation S) in the United States in connection with the offer or sale of these securities, and (v) this declaration was not executed or delivered in the United States.



DATED this _____ day of ________________, 200______.




________________________________
                                                     --------------------------
Witness                                              Signature of Transferee
Signature of Transferee must be guaranteed

                                                     --------------------------
                                                     Name of Transferee

                                 SCHEDULE "B"

                  FORM OF DECLARATION FOR REMOVAL OF LEGEND


TO:      CIBC Mellon Trust Company
         As transfer agent for the Units, Common Shares, Warrants and the Common Shares issuable upon exercise of the Warrants of Crystallex International Corporation

         The undersigned (a) acknowledges that the sale of the securities of Crystallex International Corporation (the "Corporation") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (b) certifies that (1) the undersigned is not an "affiliate" of the Corporation as that term is defined in Rule 405 under the U.S. Securities Act,
(2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on behalf of either of them has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.



Dated:
       -------------------              -------------------------------------
                                        Name of Seller

                                        By:
                                           ----------------------------------
                                           Name:
                                           Title:

                                 SCHEDULE "C"

                       Form of Letter to be Delivered by
               Original U.S. Purchaser upon Exercise of Warrants
        ----------------------------------------------------------------

Crystallex International Corporation
18 King Street East, Suite 1210
Toronto, Ontario
MC5 1C4

- and to -

CIBC Mellon Trust Company
320 Bay Street
P.O. Box 1 Toronto, Ontario
M5H 4A6

Dear Sirs:

       We are delivering this letter in connection with the purchase of common shares (the "Shares") of Crystallex International Corporation (the "Corporation"), a corporation existing under the laws of Canada, upon the exercise of warrants of the Corporation ("Warrants"), issued under the warrant indenture dated as of August 4, 2006, between the Corporation and CIBC Mellon Trust Company.

       We hereby confirm that:

       (a) we are an "Institutional Accredited Investor" within the meaning of Rule 501 (a)(1),(2),(3) or (7) of Regulation D under the United States Securities Act of 1933 (the "U.S. Securities Act") and as defined on Annex A attached hereto;

       (b)   we are purchasing the Shares for our own account;

       (c) we have such knowledge and experience in financial and business matters that we are capable of evaluating the merits and risks of purchasing the Shares;

       (d) we are not acquiring the Shares with a view to distribution thereof or with any present intention of offering or selling any of the Shares, except (A) to the Corporation, (B) outside the United States in accordance with Rule 904 under the U.S. Securities Act or (C) inside the United States in accordance with Rule 144 under the U.S. Securities Act, if applicable, and in compliance with applicable state securities laws;

       (e) we acknowledge that we have had access to such financial and other information as we deem necessary in connection with our decision to purchase the Shares; and

       (f) we acknowledge that we are not purchasing the Shares as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

        We understand that the Shares are being offered in a transaction not involving any public offering within the United States within the meaning of U.S. Securities Act and that the Shares have not been and will not be registered under the U.S. Securities Act. We further understand that any Shares acquired by us will be in the form of definitive physical certificates and that such certificates will bear a legend reflecting the substance of paragraph (d) above.

        We acknowledge that you will rely upon our confirmations, acknowledgments and agreements set forth herein, and we agree to notify you promptly in writing if any of our representations or warranties herein ceases to be accurate or complete.



                                    -------------------------------------------
                                    (Name of Purchaser)


                                    By:
                                       ----------------------------------------
                                       Name:
                                       Title:

                                       Address:

                                                                     DOCUMENT 2

-------------------------------------------------------------------------------




                       SHAREHOLDER RIGHTS PLAN AGREEMENT

                           DATED AS OF JUNE 22, 2006

                                    BETWEEN

                     CRYSTALLEX INTERNATIONAL CORPORATION

                                      AND

                           CIBC MELLON TRUST COMPANY

                                AS RIGHTS AGENT



-------------------------------------------------------------------------------



                         MCMILLAN BINCH MENDELSOHN LLP

                           -----------------------

                               TABLE OF CONTENTS


SECTION 1 - INTERPRETATION.....................................................2
         1.1    Certain Definitions............................................2
         1.2    Currency......................................................15
         1.3    Headings......................................................15
         1.4    Calculation of Number and Percentage of Beneficial
                Ownership of Outstanding Voting Shares........................15
         1.5    Acting Jointly or in Concert..................................16

SECTION 2 - THE RIGHTS........................................................16
         2.1    Issuance and Evidence of Holdings of Rights...................16
         2.2    Exercise of Rights; Detachment of Rights......................17
         2.3    Adjustments to Exercise Price; Number of Rights...............20
         2.4    Date on Which Exercise Is Effective...........................24
         2.5    Execution, Authentication, Delivery and Date of
                Rights Certificates...........................................24
         2.6    Registration, Transfer and Exchange...........................25
         2.7    Mutilated, Destroyed, Lost and Stolen Rights Certificates.....25
         2.8    Persons Deemed Owners of Rights...............................26
         2.9    Delivery and Cancellation of Certificates.....................26
         2.10   Agreement of Rights Holders...................................27
         2.11   Rights Certificate Holder Not Deemed a Shareholder............28
         2.12   Deferred Rights...............................................28

SECTION 3 - ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS....29
         3.1    Flip-in Event.................................................29

SECTION 4 - THE RIGHTS AGENT..................................................31
         4.1    General.......................................................31
         4.2    Merger, Amalgamation or Consolidation or Change of Name of
                Rights Agent..................................................31
         4.3    Duties of Rights Agent........................................32
         4.4    Change of Rights Agent........................................34

SECTION 5 - MISCELLANEOUS.....................................................35
         5.1    Redemption and Waiver.........................................35
         5.2    Expiration....................................................37
         5.3    Issuance of New Rights Certificates...........................37
         5.4    Supplements and Amendments....................................37
         5.5    Fractional Rights and Fractional Shares.......................39
         5.6    Rights of Action..............................................39
         5.7    Regulatory Approvals..........................................40
         5.8    Declaration as to Non-Canadian Holders........................40
         5.9    Notices.......................................................40
         5.10   Costs of Enforcement..........................................41
         5.11   Successors....................................................41
         5.12   Benefits of this Agreement....................................41

                                     (i)

         5.13   Governing Law.................................................42
         5.14   Severability..................................................42
         5.15   Effective Date................................................42
         5.16   Reconfirmation................................................42
         5.17   Determinations and Actions by the Board of Directors..........43
         5.18   Time of the Essence...........................................43
         5.19   Execution in Counterparts.....................................43

Attachment 1 - Form Of Rights Certificate

Attachment 2 - Form Of Assignment

Attachment 3 - Form Of Election To Exercise


                                     (ii)

                       SHAREHOLDER RIGHTS PLAN AGREEMENT

                  MEMORANDUM OF AGREEMENT dated as of June 22, 2006 between CRYSTALLEX INTERNATIONAL CORPORATION (the "Corporation"), a corporation continued under the laws of Canada, and CIBC MELLON TRUST COMPANY, a trust company existing under the laws of Canada (the "Rights Agent");

                  WHEREAS the board of directors (the "Board of Directors") of the Corporation and the R-M Trust Company (with the Rights Agent as successor) entered into an agreement dated March 10, 1997, which was confirmed at the 1997 Annual Meeting (and subsequently amended June 26, 1997) respecting a shareholder rights plan (the "Original Plan") that would be effective until March 10, 2007 provided that a resolution ratifying the continued existence of the Original Plan was approved by the independent shareholders (as defined in the Original Plan) at every third annual meeting following the 1997 Annual Meeting;

                  AND WHEREAS the Original Plan was not submitted for approval at the 2006 Annual Meeting held
June 22, 2006

                  AND WHEREAS the Board of Directors, in the exercise of their fiduciary duties, has determined that it is advisable and in the best interests of the Corporation to adopt a new shareholder rights plan (the "Rights Plan") to conform to current corporate practices and to effect a distribution of rights to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over bid for the Corporation and to ensure that the Board of Directors is provided with sufficient time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize shareholder value;

                  AND WHEREAS in order to implement the Rights Plan as established by this Agreement, the Board of Directors has:

         (a) authorized and declared a distribution of one right (a "Right") effective the Close of Business (as hereinafter defined) on the date of this Agreement in respect of each Common Share (as hereinafter defined) outstanding at the Record Time (as hereinafter defined); and

         (b) authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

                  AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

                  AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent has agreed to act on behalf of the Corporation in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

                  NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

SECTION 1          - INTERPRETATION

1.1      Certain Definitions

                  For purposes of this Agreement, the following terms have the meanings indicated;

         (a) "Acquiring Person" means any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term "Acquiring Person" shall not include:

                 (i)    the Corporation or any Subsidiary of the Corporation;

                 (ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

                        (A)     a Voting Share Reduction,

                        (B)     a Permitted Bid Acquisition,

                        (C)     an Exempt Acquisition,

                        (D)     a Convertible Security Acquisition or

                        (E)     a Pro Rata Acquisition;

provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of
(A), (B), (C), (D) or (E) above and such Person's Beneficial Ownership of Voting Shares thereafter increases by more than 1.0% of the number of Voting Shares outstanding (other than pursuant to one or any combination of (A), (B), (C), (D) or (E) above), then as of the date such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an "Acquiring Person";

                 (iii) for a period of ten days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Clause 1.1(f)(viii) solely because such Person or the Beneficial Owner of such Voting Shares is making or has announced an intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, "Disqualification Date" means the first date of public announcement that any Person is making or has announced an intention to make a Take-over Bid, either alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person, and includes, without limitation, a report filed pursuant to Section 101 of the Securities Act, Section 111 of the Securities Act (British Columbia), Section 141 of the Securities Act (Alberta), Section 92 of the Securities Act (Manitoba), Section 147.11 of the Securities Act (Quebec), Section 107 of the Securities Act (Nova Scotia), Section 102 of the Securities Act (Newfoundland and Labrador), or Section 13(d) of the 1934 Exchange Act;

                 (iv) an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a distribution to the public of securities of the Corporation, which includes, without limitation, a distribution of securities pursuant to a prospectus or by way of private placement; or

                 (v) a Person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of any additional Voting Shares of the Corporation that increases to its Beneficial Ownership of Voting Shares by more than 1% of the Number of Voting Shares outstanding as at the Record Time, other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

         (b) "Affiliate", when used to indicate a relationship with a Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.

         (c) "Agreement" means this shareholder rights plan agreement, as the same may be amended or supplemented from time to time; "hereof", "herein", "hereto" and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement.

         (d) "Annual Cash Dividend" means cash dividends paid in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

                 (i) 200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

                 (ii) 300% of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

                 (iii) 100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year.

         (e) "Associate", when used to indicate a relationship with a specified Person, means (i) a spouse of that Person, (ii) any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, (iii) a child of that Person, (iv) a relative of that Person or of a Person mentioned in items (i), (ii) or (iii) of this definition if that relative has the same residence as that Person or (v) any corporation of which such Person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation for the time being outstanding.

         (f) A Person shall be deemed the "Beneficial Owner" of, to have "Beneficial Ownership" of, and to "Beneficially Own":

                 (i) any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

                 (ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or in equity (whether such right is exercisable immediately or within a period of 60 days thereafter and whether or not on condition or the happening of any contingency) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (A) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering of securities and (B) pledges of securities in the ordinary course of business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option; and

                 (iii)    any securities which are Beneficially Owned within
                           the meaning of Clauses 1.1(f)(i) and 1.1(f)(ii) by any other Person with whom such Person is acting jointly or in concert;

                 provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security because:

                 (iv) the holder of such security has agreed pursuant to a Permitted Lock-up Agreement to deposit or tender such security to a Take-over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person acting jointly or in concert with such Person, or such security has been deposited or tendered pursuant to any Take-over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person acting jointly or in concert with such Person, until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

                 (v) such Person, any of such Person's Affiliates or Associates or any other Person acting jointly or in concert with such Person holds such security provided that:

                           (A) the ordinary business of any such Person (the "Investment Manager") includes the management of mutual funds or other investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and the Investment Manager holds such security in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person (a "Client"), including non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable law,

                           (B) such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such other accounts,

                           (C) such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies,

                           (D) such Person is a Crown agent or agency (a "Crown Agent"), or

                           (E) such Person (the "Administrator") is the administrator or trustee of one or more pension funds or plans (a "Plan") or is a Plan registered under the laws of Canada or any Province thereof or the laws of the United States of America or any State thereof;

                           provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Crown Agent, the Administrator or the Plan, as the case may be, is not then making a Take-over Bid or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Corporation or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market, alone or by acting jointly or in concert with any other Person;

                 (vi) such Person is (A) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (B) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or (C) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

                 (vii) such Person is the registered holder of securities solely as the result of carrying on the business of or acting as a nominee of a securities depositary; or

                 (viii) such Person is (A) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, (B) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (C) a Plan and such security is owned at law or in equity by the Administrator of the Plan.

         (g) "Board of Directors" means the board of directors of the Corporation or any duly constituted and empowered committee thereof.

         (h) "Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions in the City of Toronto, Ontario are authorized or obligated by law to close.

         (i) "Canadian Dollar Equivalent" of any amount, which is expressed in United States dollars means, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date.

         (j) "Canadian - U.S. Exchange Rate" means, on any date, the inverse of the U.S. - Canadian Exchange Rate in effect on such date.

         (k) "Close Of Business" on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in the City of Toronto, Ontario of the transfer agent for the Common Shares of the Corporation (or, after the Separation Time, the principal transfer office in Toronto of the Rights Agent) is closed to the public.

         (l) "Common Share Entitlement" has the meaning ascribed thereto in Clause 2.12(a)(i).

         (m) "Common Shares" means the Common Shares in the capital of the Corporation.

         (n) "Competing Permitted Bid" means a Take-over Bid made while another Permitted Bid is in existence and that satisfies all of the provisions of a Permitted Bid except that the condition set forth in Clause 1.1(ll)(ii) may provide that the Voting Shares that are the subject of the Take-over Bid may be taken up or paid for on a date which is not earlier than the later of 21 days after the date of the Take-over Bid or the earliest date on which Voting Shares may be taken up or paid for under any other Permitted Bid that is then in existence for the Voting Shares.

         (o)     A corporation is "Controlled" by another Person if:

                 (i) securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person; and

                 (ii) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation;

                 and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

         (p) "Convertible Securities" means, at any time, any securities issued by the Corporation from time to time (other than the Rights) carrying any exercise, conversion or exchange right pursuant to which the holder thereof may acquire Voting Shares or other securities which are convertible into, exercisable into or exchangeable for Voting Shares.

         (q) "Convertible Security Acquisition" means the acquisition by a Person of Voting Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition.

         (r) "Corporations Act" means the Canada Business Corporations Act, L.R. 1985, c.C-44 as amended, and the regulations made thereunder, and any comparable or successor laws or regulations thereto.

         (s) "Co-Rights Agents" has the meaning ascribed thereto in Subsection 4.1(a).

         (t) "Deferred Right" has the meaning ascribed thereto in Clause 2.12(a)(ii).

         (u) "Disposition Date" has the meaning ascribed thereto in Subsection 5.1(h).

         (v) "Dividend Reinvestment Acquisition" means an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan.

         (w) "Dividend Reinvestment Plan" means any regular dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities where such plan permits the holder to direct that some or all of:

                 (i) dividends paid in respect of shares of any class of the Corporation;

                 (ii)      proceeds of redemption of shares of the
                           Corporation;

                 (iii) interest paid on evidences of indebtedness of the Corporation; or

                 (iv) optional cash payments; be applied to the purchase from the Corporation of Voting Shares.

         (x) "Election to Exercise" has the meaning ascribed thereto in Clause 2.2(d)(ii).

         (y) "Exempt Acquisition" means a share acquisition or a Convertible Securities acquisition (i) in respect of which the Board of Directors has waived the application of Section
                 3.1 pursuant to the provisions of Subsection 5.1(a) or 5.1(h), (ii) pursuant to a distribution of Voting Shares or Convertible Securities (and the conversion or exchange of such Convertible Securities) made by the Corporation pursuant to a prospectus or private placement provided that the Person does not acquire a greater percentage of the securities offered in the distribution than the percentage of Voting Shares Beneficially Owned by that Person immediately prior to the distribution, or (iii) pursuant to one or any combination of agreements entered into between the Corporation and any of its Subsidiaries or Affiliates, before, on or after the date of this Agreement.

         (z) "Exercise Price" means, as of any date from and after the Separation Time, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, subject to adjustment in accordance with the terms hereof, shall be an amount equal to five times the Market Price per Common Share determined as at the Separation Time.

         (aa) "Expansion Factor" has the meaning ascribed thereto in Clause 2.3(a).

         (bb) "Expiration Time" means the close of business on that date which is the earliest of the date of termination of this Agreement pursuant to Section 5.15 or, if this Agreement is confirmed pursuant to Section 5.15, the date of termination of this Agreement pursuant to Section 5.16 or, if this Agreement is reconfirmed pursuant to Section 5.16, the close of business on the tenth anniversary of the date hereof.

         (cc) "Flip-in Event" means a transaction in or pursuant to which any Person becomes an Acquiring Person.

         (dd)    "holder" has the meaning ascribed thereto in Section 2.8.

         (ee) "Independent Shareholders" shall mean holders of Voting Shares, other than:

                 (i)       any Acquiring Person;

                 (ii) any Offeror, other than any Person who by virtue of Clause 1.1(f)(v) is not deemed to Beneficially Own the Voting Shares held by such Person;

                 (iii) any Affiliate or Associate of any Acquiring Person or Offeror;

                 (iv) any Person acting jointly or in concert with any Acquiring Person or Offeror; and

                 (v) any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Corporation unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid.

         (ff) "Market Price" per security of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day or if any other issuance or distribution by the Corporation to the holders of Common Shares of securities (other than pursuant to a dividend reinvestment plan) or assets (other than an annual cash dividend) shall have had a similar effect, each such closing price so used shall be appropriately adjusted in a manner analogous to the adjustment provided for in Section 2.3 or as the Board of Directors shall otherwise determine in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per security of any securities on any date shall be:

                 (i) the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal Canadian stock exchange (as determined by the Board of Directors) on which such securities are listed or admitted to trading;

                 (ii) if for any reason none of such prices is available on such day or the securities are not listed or posted for trading on a Canadian stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal national United States securities exchange (as determined by the Board of Directors) on which such securities are listed or admitted to trading;

                 (iii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

                 (iv) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected by the Board of Directors;

                 provided, however, that if for any reason none of such prices is available on such day, the closing price per share of such securities on such date means the fair value per share of such securities on such date as determined by the Board of Directors, after consultation with a nationally recognized investment dealer or investment banker with respect to the fair value per share of such securities. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof.

         (gg) "1934 Exchange Act" means the Securities Exchange Act of 1934 of the United States, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced.

         (hh)     "Nominee" has the meaning ascribed thereto in Subsection
                  2.2(c).

         (ii)    "Offer to Acquire" includes:

                 (i) an offer to purchase or a solicitation of an offer to sell Voting Shares or Convertible Securities; and

                 (ii) an acceptance of an offer to sell Voting Shares or Convertible Securities, whether or not such offer to sell has been solicited;

                 or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

         (jj) "Offeror" means a Person who has announced an intention to make or who is making a Take-over Bid;

         (kk) "Offeror's Securities" means Voting Shares Beneficially Owned by an Offeror on the date of the Offer to Acquire.

         (ll) "Permitted Bid" means a Take-over Bid made by an Offeror by way of take-over bid circular which also complies with the following provisions:

                 (i) the Take-over Bid is made to all holders of Voting Shares as registered on the books of the Corporation, other than the Offeror,

                 (ii) the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than 60 days following the date of the Take-over Bid and only if at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

                 (iii) unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified provision that Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time described in Clause 1.1(ll)(ii) and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

                 (iv) the Take-over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in Clause 1.1(ll)(ii) is satisfied the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement.

         (mm) "Permitted Bid Acquisition" means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

         (nn) "Permitted Lock-up Agreement" means an agreement between a Person and one or more holders of Voting Shares or Convertible Securities (each a "Locked-up Person") (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than the date the Lock-up Bid (as defined below) is publicly announced or, if the Lock-up Bid has been made prior to the date on which such agreement is entered into, forthwith, and in any event not later than the date of such agreement), pursuant to which each such Locked-up Person agrees to deposit or tender Voting Shares or Convertible Securities (or both) to a Take-over Bid (the "Lock-up Bid") made or to be made by the Person or any of such Person's Affiliates or Associates or any other Person referred to in Clause (iii) of the definition of Beneficial Owners; provided that:

                 (i)       the agreement:

                           (A) permits the Locked-up Person to terminate its obligation to deposit or tender, and permits the Locked-up Person to withdraw if already deposited or tendered, the Voting Shares or Convertible Securities (or both) from the Lock-up Bid in order to tender or deposit such securities to another Take-over Bid or to support another transaction that is more favourable than the Lock-up Bid; or

                           (B)      (1) permits the Locked-up Person to
                                    terminate its obligations to deposit or
                                    tender, and permits the Locked-up Person to withdraw if already deposited or tendered, the Voting Shares or Convertible Securities from the agreement in order to tender or deposit the Voting Shares or Convertible Securities to another Take-over Bid, or to support another transaction that provides for a consideration for each Voting Share or Convertible Security that exceeds by as much as or more than a specified amount (the "Specified Amount") the consideration for each Voting Share or Convertible Security contained in or proposed to be contained in, and is made for at least the same number of Voting Shares or Convertible Securities as, the Lock-up Bid; and

                                    (2) does not by its terms provide for a
                                    Specified Amount that is greater than 7% over the consideration for each Voting Share or Convertible Security contained in or proposed to be contained in the Lock-up Bid;

                           and, for greater clarity, the agreement may contain a right of first refusal or permit a period of delay to give such Person an opportunity to at least match a higher consideration in another Take-over Bid and may provide for any other similar limitation on a Locked-up Person's right to withdraw Voting Shares or Convertible Securities (or both) from the agreement, as long as the Locked-up Person can accept another bid or tender to another transaction; and

                 (ii) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

                           (A) the cash equivalent of 2 1/2% of the price or value payable under the Lock-up Bid to a Locked-up Person; and

                           (B) 50% of the amount by which the price or value payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, is payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Shares or Convertible Securities (or both) to the Lock-up Bid, withdraws Voting Shares or Convertible Securities (or both) previously tendered thereto or supports another transaction.

         (oo) "Person" includes any individual, firm, partnership, association, trust, body corporate, corporation, unincorporated organization, syndicate, governmental entity or other entity.

         (pp) "Pro Rata Acquisition" means an acquisition by a Person of Voting Shares or Convertible Securities pursuant to:

                 (i)       a Dividend Reinvestment Acquisition;

                 (ii) a stock dividend, stock split or other event in respect of securities of the Corporation of one or more particular classes or series pursuant to which such Person becomes the Beneficial Owner of Voting Shares or Convertible Securities on the same pro rata basis as all other holders of Voting Shares of the same class or series of the Corporation;

                 (iii) the acquisition or the exercise by the Person of only those rights to purchase Voting Shares distributed to that Person in the course of a distribution to all holders of securities of the Corporation of one or more particular classes or series pursuant to a rights offering (other than the Rights) or pursuant to a prospectus provided that the Person does not hereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition; or

                 (iv) a distribution of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or by way of a private placement, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition.

         (qq) "Record Time" means the close of business on the date hereof.

         (rr) "Redemption Price" has the meaning ascribed thereto in Subsection 5.1(b).

         (ss) "Right" means a right to purchase a Common Share of the Corporation upon the terms and subject to the conditions set forth in this Agreement.

         (tt) "Rights Certificate" means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1.

         (uu) "Rights Register" has the meaning ascribed thereto in Subsection 2.6(a).

         (vv) "Securities Act" means the Securities Act, R.S.O. 1990, c.S.5, as amended from time to time, and the regulations thereunder, and any comparable or successor laws or regulations thereto,

         (ww) "Separation Time" shall mean the close of business on the eighth Trading Day after the earlier of:

                 (i)       the Stock Acquisition Date; and

                 (ii)     the date of the commencement of or first public
                           announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid), or such later date as may be determined by the Board of Directors, provided that, if any Take-over Bid referred to in this Clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made.

         (xx) "Stock Acquisition Date" shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to
                 Section 101 of the Securities Act, Section 111 of the Securities Act (British Columbia), Section 141 of the Securities Act (Alberta), Section 92 of the Securities Act (Manitoba), Section 147.11 of the Securities Act (Quebec),
                 Section 107 of the Securities Act (Nova Scotia), Section 102 of the Securities Act (Newfoundland and Labrador), or
                 Section 13(d) of the 1934 Exchange Act) by the Corporation or an Acquiring Person that an Acquiring Person has become such.

         (yy) A corporation shall be deemed to be a "Subsidiary" of another corporation if:

                 (i)       it is controlled by:

                           (A)     that other; or

                           (B)     that other and one or more corporations
                                   each of which is controlled by that other; or

                           (C) two or more corporations each of which is controlled by that other; or

                 (ii) it is a Subsidiary of a corporation that is that other's Subsidiary.

         (zz) "Take-over Bid" means an Offer to Acquire Voting Shares, or securities convertible into Voting Shares, where the Voting Shares subject to the Offer to Acquire, together with (i) the Voting Shares into which securities subject to the Offer to Acquire are convertible and (ii) the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire.

         (aaa) "Trading Day", when used with respect to any securities, means a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day.

         (bbb)   "U.S - Canadian Exchange Rate" means, on any date:

                 (i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

                 (ii)     in any other case, the rate for such date for the
                           conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith.

         (ccc) "U.S. Dollar Equivalent" of any amount, which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the Canadian-U.S. Exchange Rate in effect on such date.

         (ddd) "Voting Share Reduction" means an acquisition or redemption by the Corporation of Voting Shares or any other transaction which, by reducing the number of Voting Shares outstanding, increases the proportionate number of Voting Shares Beneficially Owned by any person to 20% or more of the Voting Shares then outstanding.

         (eee) "Voting Shares" shall mean the Common Shares of the Corporation and any other shares in the capital of the Corporation entitled to vote generally in the election of all directors.

1.2      Currency

                All sums of money, which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3      Headings

                  The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

                  For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person, shall be and be deemed to be the product (expressed as a percentage) determined by the formula:

                  100 x A/B

where:

                  A        =        the number of votes for the election of all
                                    directors  generally  attaching to
                                    the Voting Shares Beneficially Owned by such
                                    Person; and

                  B        =        the number of votes for the election of
                                    all directors generally attaching to all outstanding Voting Shares.

                  For the purposes of the foregoing formula, where any Person is deemed to Beneficially Own unissued Voting Shares which may be acquired pursuant to Convertible Securities, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person in both the numerator and the denominator, but no other unissued Voting Shares which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding.

1.5      Acting Jointly or in Concert

                  For the purposes of this Agreement, a Person is acting jointly or in concert with every other Person who, as a result of any agreement, arrangement, or understanding, whether formal or informal, with the first Person or any Associate or Affiliate thereof, acquires or offers to acquire Voting Shares (other than (A) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities by way of prospectus or private placement; or (B) pledges of securities in the ordinary course of business).

SECTION 2          - THE RIGHTS

2.1      Issuance and Evidence of Holdings of Rights

                  One Right in respect of each Common Share outstanding at the Record Time and each Common Share which may be issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time shall be issued in accordance with the terms hereof. Notwithstanding the foregoing, one Right in respect of each Common Share issued after the Record Time upon the exercise of rights pursuant to Convertible Securities outstanding at the Record Time may be issued after the Separation Time but prior to the Expiration Time.

                  Certificates representing Common Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall also evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

                  "Until the Separation Time (as defined in the Shareholder Rights Agreement referred to below), this certificate also evidences and entitles to holder hereof to certain Rights described in a Shareholder Rights Plan Agreement dated as of June 22, 2006 (the "Shareholder Rights Agreement") between CRYSTALLEX INTERNATIONAL CORPORATION (the "Corporation") and CIBC Mellon Trust Company (the "Rights Agent"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of the Corporation. Under certain circumstances set out in the Shareholder Rights Agreement, the rights may expire, may be amended or redeemed, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Shareholder Rights Agreement to the holder of this certificate without charge as soon as practicable, after the receipt of a written request therefor."

                  Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share represented thereby, notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time.

                  Registered holders of Common Shares who have not received a share certificate and are entitled to do so on the earlier of the Separation Time and the Expiration Time shall be entitled to Rights as if such certificates had been issued and such Rights shall for all purposes hereof be evidenced by the corresponding entries on the Corporation's securities register for common shares.

2.2      Exercise of Rights; Detachment of Rights

         (a) Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (which Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

         (b)      Until the Separation Time:

                 (i) the Rights shall not be exercisable and no Right may be exercised; and

                 (ii) each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

         (c) From and after the Separation Time and prior to the Expiration Time:

                 (i)       the Rights shall be exercisable; and

                 (ii) the registration and transfer of Rights shall be separate from and independent of the Common Shares.

                 Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "Nominee")) at such holder's address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

                 (iii) a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

                 (iv)      a disclosure statement describing the Rights,

                 provided that a Nominee shall be sent the materials provided for in (x) and (y) in respect of all Common Shares of the Corporation held of record by it which are not Beneficially Owned by an Acquiring Person.

         (d) Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

                 (i)        the Rights Certificate evidencing such Rights;

                 (ii) an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

                 (iii) payment by certified cheque, banker's draft or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

         (e) Upon receipt of a Rights Certificate, together with a duly completed Election to Exercise executed in accordance with Clause 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(d), and payment as set forth in Clause 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

                 (i) requisition from the transfer agent for the Common Shares certificates representing the number of such Common Shares to be purchased (the Corporation hereby irrevocably agreeing to authorize its transfer agent to comply with all such requisitions);

                 (ii) when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

                 (iii) after receipt of the certificates referred to in Clause 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

                 (iv) after receipt of the certificates referred to in Clause 2.2(e)(i), deliver any cash referred to in Clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and

                 (v) tender to the Corporation all payments received on exercise of the Rights.

         (f) In case the holder of any Rights exercises less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

         (g)     The Corporation covenants and agrees that it will:

                 (i) take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable.

                 (ii)       take all such actions as may be necessary and
                           within its power to comply with the requirements of the Corporations Act, the Securities Act and the securities laws or comparable legislation of each of the provinces of Canada and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

                 (iii) use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the stock exchanges on which such Common Shares were traded immediately prior to the Stock Acquisition Date;

                 (iv) cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

                 (v) pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Common Shares to be issued upon exercise of any Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised;

                  (vi)     after the Separation Time, except as permitted by
                           Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights; and

                 (vii) the Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.3      Adjustments to Exercise Price; Number of Rights

                  The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this
Section 2.3.

         (a) In the event the Corporation at any time after the Separation Time and prior to the Expiration Time:

                (i) declares or pays a dividend on Common Shares payable in Common Shares (or capital stock or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other capital stock) other than pursuant to any optional stock dividend program, dividend reinvestment plan or a dividend payable in Voting Shares in lieu of a regular periodic cash dividend;

                 (ii) subdivides or changes the then outstanding Common Shares into a greater number of Common Shares;

                 (iii) consolidates or changes the then outstanding Common Shares into a smaller number of Common Shares; or

`                (iv)      otherwise issues any Common Shares (or other
                           securities exchangeable for or convertible into or giving a right to acquire Common Shares) in respect of, in lieu of or in exchange for existing Common
                           Shares in a reclassification, amalgamation, merger, statutory arrangement, or consolidation,

                 the Exercise Price, the number of Rights outstanding and the securities purchasable upon exercise of the Rights shall be adjusted as of the record or effective date as follows:

                 (v) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof (assuming the exercise of any such exchange, conversion or acquisition rights); and

                 (vi) each Right held prior to such adjustment shall become that number of Rights equal to the Expansion Factor and the adjusted number of Rights will be deemed to be allocated among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share will have exactly one Right associated with it.

                 To the extent that any such exchange, conversion or acquisition rights are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would be in effect, based on the number of Common Shares actually issued on the exercise of such rights.

                 In the event the Corporation at any time after the Record Time and prior to the Separation Time issues any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares), each such Common Share shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

         (b) If, after the Separation Time and prior to the Expiration Time, the Corporation shall issue any shares of capital stock other than Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire shares of any such capital stock) in a transaction of a type described in Clause 2.3(a)(i) or 2.3(a)(iv), the shares of such capital stock shall be treated herein as nearly equivalent to Common Shares to the extent practicable and appropriate under the circumstances, as determined by the Board of Directors, and the shares purchasable upon exercise of Rights shall be adjusted as necessary such that the shares purchasable upon exercise of each Right after such adjustment will be the shares that a holder of the shares purchasable upon exercise of one Right immediately prior to such issuance would hold thereafter as a result of such issuance. Notwithstanding
                 Section 5.4, the Corporation and the Rights Agent are authorized and agree to amend this Agreement in order to give effect to the foregoing.

         (c) In the event that at any time after the Record Time and prior to the Expiration Time there shall occur:

                 (i) a reclassification or redesignation of the Common Shares or any change of the Common Shares into other shares (other than as the result of an event described in Subsection 2.3(a));

                 (ii) a consolidation, merger or amalgamation of the Corporation with or into another body corporate (other than a consolidation, merger or amalgamation which does not result in a reclassification of the Common Shares or a change of the Common Shares into other shares); or

                 (iii) the transfer of all or substantially all of the assets of the Corporation to another body corporate;

                 a holder of a Right shall thereafter be entitled to receive and shall accept upon exercise of such Right, in lieu of the number of Common Shares to which such holder was theretofor entitled to acquire upon such exercise, the kind and amount of shares and/or other securities or property which such holder would have been entitled to receive as a result of such occurrence if, on the effective date thereof, such holder had been the holder of the number of Common Shares to which such holder was then entitled upon exercise of such Right. The Corporation shall take all necessary steps so that holders of Rights shall thereafter be entitled to acquire such shares and/or other securities or property, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Section 2.3.

         (d) Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by this Section 2.3 shall be made no later than the earlier of:

                 (i) three years from the date of the transaction which gives rise to such adjustment; or

                 (ii)      the Expiration Time.

         (e) irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

         (f) In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

         (g) Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

                 (i)       consolidation or subdivision of Common Shares;

                 (ii) issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

                 (iii)     stock dividends; or

                 (iv)      issuance of rights, options or warrants,

                 hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders.

         (h) Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon exercise of the Rights is made pursuant to this Section 2.3, the Corporation shall promptly and in any event, where such change or adjustment occurs prior to the Separation Time, not later than the Separation Time:

                 (i) file with the Rights Agent and with each transfer agent for the Common Shares a certificate specifying the particulars of such adjustment or change; and

                 (ii) cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

                 Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of such adjustment or change.

2.4      Date on Which Exercise Is Effective

                 Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5      Execution, Authentication, Delivery and Date of Rights Certificates

         (a) The Rights Certificate shall be executed on behalf of the Corporation by any of the Chairman of the Board, the President or any Vice-President (including any Senior Vice-President), together with any other of such Persons or together with any one of the Secretary, the Treasurer, any Assistant Secretary or any Assistant Treasurer. The signature of any of the officers of the Corporation on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at the time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

         (b) Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent in writing of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature and disclosure statements describing the Rights, and the Rights Agent shall countersign in a manner satisfactory to the Corporation such Rights Certificates and deliver such Rights Certificates and deliver such Rights Certificates and disclosure statements to the holders of the Rights pursuant to Subsection 2.2(c). No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

         (c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6      Registration, Transfer and Exchange

         (a) The Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the "Rights Registrar") for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

         (b) After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Corporation shall execute, and the Rights Agent shall manually countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

         (c) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange,

         (d) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this
                 Section 2.6, the Corporation or the Rights Agent may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

2.7      Mutilated, Destroyed, Lost and Stolen Rights Certificates

         (a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange thereof a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

         (b) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

                 (i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

                 (ii) such security or indemnity as may be reasonably required by each of them in their sole discretion to save each of them and any of their agents harmless;

                 then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon the Corporation's request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

         (c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation or the Rights Agent may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

         (d)     Every new Rights Certificate issued pursuant to this Section
                 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights, duly issued hereunder.

2.8      Persons Deemed Owners of Rights

                 The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person, in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. In this Agreement, unless the context otherwise requires, the term "holder" of any Right means the registered holder of such Right (or, prior to the Separation Time, the associated Common Share).

2.9      Delivery and Cancellation of Certificates

                 All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation on request.

2.10     Agreement of Rights Holders

                 Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights that:

         (a) such holder of Rights shall be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

         (b) prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

         (c) after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

         (d) prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

         (e) such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

         (f) subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time including, without limitation, to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein; and

         (g) notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11     Rights Certificate Holder Not Deemed a Shareholder

                 No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

2.12     Deferred Rights

         (a) Notwithstanding any other provision of this Agreement, in the event that at the time of exercise of any Right the number of authorized and unissued Common Shares available to be issued on the exercise of Rights is insufficient to permit the exercise in full of all outstanding Rights, such Right shall entitle the holder thereof to:

                 (i) purchase such of number Common Shares as would be purchasable under this Agreement but for this Subsection 2.12(a) (the "Common Share Entitlement") multiplied by a fraction the numerator of which shall be the number of authorized and unissued Common Shares then available to be issued on the exercise of Rights and the denominator of which shall be the number of Common Shares required to permit the exercise in full of all outstanding Rights for an amount equal to the Exercise Price multiplied by such fraction; and

                 (ii) receive a right (a "Deferred Right") entitling the holder thereof to purchase that number of Common Shares which is equal to the balance of the Common Share Entitlement for an amount equal to the balance of the Exercise Price.

                 The Deferred Rights shall be exercisable from and after the date upon which the Corporation shall have reserved and made available sufficient authorized and unissued Common Shares to permit exercise in full of all outstanding Rights and Deferred Rights and prior to the later of the close of business on the 90th day following such date and the Expiration Time. The Common Shares purchasable in accordance with this Subsection 2.12(a) shall be subject to adjustment in accordance with the provisions of Section
                 2.3 of this Agreement mutatis mutandis and, subject to the foregoing provisions of this Subsection 2.12(a), the Deferred Rights shall be governed by the terms and conditions of this Agreement mutatis mutandis.

                 (iii) The Corporation shall use all reasonable efforts to ensure that it will at all times have reserved and available authorized and unissued Common Shares sufficient to permit the exercise in full of all outstanding Rights and Deferred Rights, such efforts to include, without limitation, seeking the authorization of the holders of the Common Shares to increase the Corporation's authorized number of Common Shares at its next meeting, and if necessary, at each succeeding meeting of such holders.

SECTION 3   - ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1      Flip-in Event

         (a) Subject to Subsection 3.1(b) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, the Corporation shall take such action as shall be necessary to ensure and provide, within 10 Business Days thereafter or such longer period as may be required to satisfy the requirements of the applicable securities acts or comparable legislation so that, except as provided below, each Right shall thereafter constitute the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

         (b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

                 (i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

                 (ii) a transferee of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding Clause 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

         (c) From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this
                 Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Corporations Act, the Securities Act, the securities laws or comparable legislation of each of the provinces of Canada and any other applicable law, rule or regulation in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

         (d) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Clause 3.1(b)(i) or 3.1(b)(ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon the transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

                           "The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement). This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Plan Agreement dated June 22, 2006."

                 provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

SECTION 4   - THE RIGHTS AGENT

4.1      General

         (a) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-Rights Agents (the "Co-Rights Agents") as it may deem necessary or desirable subject to the approval of the Rights Agent. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine with the approval of the Rights Agent. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and other disbursements reasonably incurred in the execution and administration of this Agreement and the exercise and performance of its duties hereunder, with the prior approval of the Corporation. The Corporation also agrees to indemnify the Rights Agent, its officers, directors, employees and agents, for, and to hold them harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the reasonable costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

         (b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

4.2      Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

         (a) Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case, at the time such successor Rights Agent succeeds to the agency created by this Agreement, any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

         (b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3      Duties of Rights Agent

                 The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Corporation and the holders of certificates for Common Shares and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

         (a) the Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation where such approval may reasonably be obtained, consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the Corporation's expense) and the Rights Agent shall be entitled to act and rely in good faith on the advice of such experts.

         (b) whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to he conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the President, Chief Operating Officer, Treasurer, Corporate Secretary or any Vice-President or Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

         (c) the Rights Agent will be liable hereunder for its own negligence, had faith or wilful misconduct;

         (d) the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

         (e) the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

         (f) the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

         (g) the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the President, Chief Operating Officer, Treasurer, Corporate Secretary or any Vice-President or Assistant Secretary of the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

         (h) the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement;

         (i) nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity;

         (j) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof; and

         (k) the Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and at any time, upon request, shall provide to the Rights Agent an incumbency certificate with respect to the then current officers of the Corporation, provided that failure to inform the Rights Agent of any such events, or any defect therein, shall not affect the validity of any action taken hereunder in relation to such events.

4.4      Change of Rights Agent

                 The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail. The Corporation may remove the Rights Agent upon 60 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Corporation the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate, if any, for inspection by the Corporation), may apply to any court of competent jurisdiction for the appointment of a new Rights Agent at the Corporation's expense. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in Canada. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon payment by the Corporation to the predecessor Rights Agent of all outstanding fees and expenses owed by the Corporation to the predecessor Rights Agent pursuant to this Agreement, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this
Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

SECTION 5   - MISCELLANEOUS

5.1      Redemption and Waiver

         (a) The Board of Directors acting in good faith may, until the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to any Flip-in Event that would result from a Take-over Bid made by way of take-over bid circular to all holders of Voting Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(h)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(a), the Board of Directors shall be deemed to have waived the application of
                 Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of Voting Shares:

                 (i)       prior to the granting of such waiver; or

                 (ii) thereafter and prior to the expiry of any Take-over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been, granted under this Clause 5.1(a)(ii).

         (b) Subject to the prior consent of the holders of the Voting Shares or the rights obtained as set forth in Subsection 5.4(b) or 5.4(c), as applicable, the Board of Directors of the Corporation may, at its option, at any time prior to the provisions of Section 3.1 becoming applicable as a result of the occurrence of a Flip-in Event, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in
                 Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

         (c)     Where a Person acquires pursuant to:

                 (i)       a Permitted Bid;

                 (ii)      a Competing Permitted Bid; or

                 (iii)    a Take-over Bid in respect of which the Board of
                           Directors has waived or is deemed to have waived the application of Section 3.1 pursuant to Subsection 5.1(a);

                 outstanding Voting Shares, other than Voting Shares Beneficially Owned at the date of the Permitted Bid, Competing Permitted Bid or Take-over Bid by such Person, then the Board of Directors of the Corporation shall immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the Rights at the Redemption Price.

         (d) Where a Take-over Bid that is not a Permitted Bid or a Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Notwithstanding such redemption, all of the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and it shall be deemed not to have occurred and Rights shall remain attached to the outstanding Common Shares, subject to and in accordance with the provisions of this Agreement.

         (e) If the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under either of Subsection 5.1(b) or 5.1(d), to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

         (f) Within 12 days after the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under Subsection 5.1(b) or 5.1(d), to redeem the Rights, or in any other event of redemption, as the case may be, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at its last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares. Any notice, which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

         (g) Upon the Rights being redeemed pursuant to Subsection 5.1(d), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

         (h)     The Board of Directors may waive the application of Section
                 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within eight Trading Days following a Stock Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1(h) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. if the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

5.2      Expiration

                 No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1(a) of this Agreement.

5.3      Issuance of New Rights Certificates

                 Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4      Supplements and Amendments

         (a) The Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules thereunder. The Corporation may, prior to the date of the shareholders' meeting referred to in
                 Section 5.15, supplement, amend, vary, rescind or delete any of the provisions of this Agreement without the approval of any holders of Rights or Voting Shares (whether or not such action would materially adversely affect the interests of the holders of Rights generally) where the Board of Directors acting in good faith deems such action necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

         (b) Subject to Subsection 5.4(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the notice of articles and articles of the Corporation.

         (c) Subject to subsection 5.4(a), the Corporation may, with the prior consent of the holders of Rights, at any time on or after the Separation Date, amend supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders and representing 50% plus one of the votes cast in respect thereof.

         (d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's articles and the Corporations Act with respect to meetings of shareholders of the Corporation.

         (e) Any amendments made by the Corporation to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulation thereunder shall:

                 (i) if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment;

                 (ii)     if made after the Separation Time, be submitted to
                           the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d), confirm or reject such amendment.

         (f) The Corporation shall give notice in writing to the Rights Agent of any supplement, amendment, deletion, variation or rescission to this Agreement pursuant to Section 5.4 within five Business Days of the date of any such supplement, amendment, deletion, variation or rescission, provided that failure to give such notice, or any deft therein, shall not affect the validity of any such supplement, amendment, deletion , variation or rescission.

                 Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.

5.5      Fractional Rights and Fractional Shares

         (a) The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights, the Corporation shall pay to the holders of record of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of Subsection 3.1(b), at the time such fractional Rights would otherwise be issuable), an amount in cash equal to the fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

         (b) The Corporation shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise.

         (c) The Rights Agent shall have no obligation to make any payments in lieu of issuing fractions of Rights or Common Shares pursuant to paragraph (a) or (b), respectively, unless and until the Corporation shall have provided to the Rights Agent the amount of cash to be paid in lieu of issuing such fractional Rights or Common Shares, as the case may be.

5.6      Rights of Action

                 Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain arty suit, action or proceeding against the Corporation to enforce such holder's right to exercise such holder's Rights, or Rights to which such holder is entitled, in the manner provided in such holder's Rights and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7      Regulatory Approvals

                 Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance of or delivery of debt or equity securities (other than non-convertible debt securities) of the Corporation upon the exercise of Rights and any amendment or supplement to this Agreement shall be subject to the prior written consent of the Toronto Stock Exchange and any other exchange upon which the Common Shares of the Corporation may be listed.

5.8      Declaration as to Non-Canadian Holders

                 If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.9      Notices

         (a) Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered, sent by first class mail, postage prepaid, or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

                           CRYSTALLEX INTERNATIONAL CORPORATION
                           Suite 1210, 18 King Street East
                           Toronto, ON   M5C 1C4

                           Attention:  Daniel Hamilton
                           Facsimile:  416.203.0099

         (b) Notices or demands authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by first class mail, postage prepaid, or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

                           CIBC MELLON TRUST COMPANY
                           320 Bay Street
                           Ground Floor
                           Toronto, ON   M5H 4A6

                           Attention:  Vice President, Client Services
                           Facsimile:  416.643.5570

         (c) Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for the Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

         (d) Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter).

         (e) Each of the Corporation and the Rights Agent may from time to time change its address for notice under Subsection 5.9(a) or 5.9(b) by notice to the other given in the manner aforesaid.

5.10     Costs of Enforcement

                 The Corporation agrees that if the Corporation fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

5.11     Successors

                 All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12     Benefits of this Agreement

                 Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.13     Governing Law

                 This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14     Severability

                 If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15     Effective Date

                 This Agreement is effective and in full force and effect in accordance with its terms from and after the date hereof. At the first annual or special meeting of holders of Voting Shares of the Corporation following the date hereof, the Corporation shall request confirmation of this Agreement by the holders of its Voting Shares. If this Agreement is not confirmed by resolution passed by a majority of greater than 50% of the votes cast by the holders of Voting Shares of the Corporation who vote in respect of such confirmation at a meeting to be held not later than six months from the date of this Agreement, then this Agreement and all outstanding rights shall terminate and be void and of no further force and effect on and from date which is the earlier of (a) the date of termination of the meeting called to consider the confirmation of the Agreement, and (b) the close of business on the date of termination of such meeting.

5.16     Reconfirmation

                 Notwithstanding the confirmation of this Agreement pursuant to Section 5.15, this Agreement must be reconfirmed by a resolution passed by a majority of greater than 50% of the votes cast by all holders of Voting Shares who vote in respect of such reconfirmation at every third annual meeting following the meeting at which this Agreement is confirmed pursuant to
Section 5.15. If the Agreement is not so reconfirmed or is not presented for reconfirmation at such annual meeting, the Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of the annual meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Subsection 5.1(a) or 5.1(h) hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.16.

5.17     Determinations and Actions by the Board of Directors

                 The Board of Directors, upon the advice of outside counsel, shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or the Corporation as may be necessary or advisable in the administration of this Agreement. All such actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, shall not subject the Board of Directors or any director of the Corporation to any liability whatsoever to the holders of the Rights.

5.18     Time of the Essence

                 Time shall be of the essence in this Agreement.

5.19     Execution in Counterparts

                 This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

                                   CRYSTALLEX INTERNATIONAL CORPORATION



                                   By:
                                      -----------------------------------------
                                       Name:
                                       Title :



                                   CIBC MELLON TRUST COMPANY



                                   By:
                                       ----------------------------------------
                                       Name:
                                       Title :



                                   By:
                                       ----------------------------------------
                                       Name:
                                       Title :

                     CRYSTALLEX INTERNATIONAL CORPORATION

                       SHAREHOLDER RIGHTS PLAN AGREEMENT

                   Attachment 1 - Form Of Rights Certificate

Certificate No.                                      Rights
               ---------------------                       --------------------

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

                              Rights Certificate

                  This certifies that _________ , or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of June 22, 2006, as the same may be amended or supplemented from time to time (the "Shareholder Rights Agreement"), between CRYSTALLEX INTERNATIONAL CORPORATION, a corporation existing under the laws of Canada (the "Corporation") and CIBC Mellon Trust Company, a trust company existing under the laws of Canada (the "Rights Agent") (which term shall include any successor Rights Agent under the Shareholder Rights Agreement), to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Shareholder Rights Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Agreement), one fully paid common share of the Corporation (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in the City of Toronto. The Exercise Price shall be an amount expressed in Canadian dollars equal to five times the Market
Price (as such term is defined in the Shareholder Rights Agreement) per Common Share at the Separation Time, subject to adjustment in certain events as provided in the Shareholder Rights Agreement.

                  This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Shareholder Rights Agreement are on file at the registered office of the Corporation and can be viewed on SEDAR at www.sedar.com.

                  This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or

Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

                  Subject to the provisions of the Shareholder Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

                  No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

                  No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof; nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement,

                  This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

                  WITNESS the facsimile signature of the proper officers of the Corporation and its corporate seal.

                  Date:
                           --------------------------------------------



                                        CRYSTALLEX INTERNATIONAL CORPORATION

                                        By:
                                           ------------------------------------
                                              Authorized Signature

Countersigned:


                                        CIBC MELLON TRUST COMPANY




                                        By:
                                           ------------------------------------
                                                Authorized Signature


                                        By:
                                            -----------------------------------
                                                Authorized Signature

                       Attachment 2 - Form Of Assignment

(To be executed by the registered holder if such holder desires to transfer the Rights represented by this Certificate.)

FOR VALUE RECEIVED                                    hereby sells, assigns and
                   --------------------------------
 transfers unto

(Please print name and address of transferee.)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint _______________________, as attorney, to transfer the within Rights on the books of the Corporation, with full power of substitution.



Dated:                                Signature:
         -----------------------                -----------------------------



Signature Guaranteed:      (Signature must correspond to name as written upon
the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

                  Signature must be guaranteed by a member firm of a recognized stock exchange in Canada, a Canadian Schedule I chartered bank, a trust company in Canada or a member of a recognized Medallion (STAMP, MSP or SEMP) Program.

.. . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                                  Certificate

                          (To be completed if true.)

                  The undersigned party transferring Rights hereunder hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.


                                         --------------------------------------
                                          Signature



                                          -------------------------------------
                                          (please print name of signatory)


                                    Notice

                  In the even the certification set forth above in the Form of Election to Exercise is not completed upon exercise of the Right(s) evidenced hereby or in the even that the certification set forth above in the Form of Assignment is not completed upon the assignment of the Rights(s) evidenced hereby, the Corporation will deem the Beneficial Owner of the Right(s) evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of them (each as defined in the Rights Agreement) and , in the case of an assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate.

.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

(To be attached to each Rights Certificate.)

                  Attachment 3 - Form Of Election To Exercise

(To be exercised by the registered holder if such holder desires to exercise the Rights represented by this Certificate.)

TO:
     ------------------------------------------------

The undersigned hereby irrevocably elects to exercise ____________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

-------------------------------------------------------------------------------
(Name)

-------------------------------------------------------------------------------
(Address)

-------------------------------------------------------------------------------
(City and Province)

-------------------------------------------------------------------------------
(Social Insurance Number or other taxpayer identification number)


If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

-------------------------------------------------------------------------------
(Name)

-------------------------------------------------------------------------------
(Address)

-------------------------------------------------------------------------------
(City and Province)

-------------------------------------------------------------------------------
(Social Insurance Number or other taxpayer identification number)


Dated:                            Signature:
         --------------------                 ----------------------------------

Signature Guaranteed:      (Signature must correspond to name as written upon
                           the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a member firm of a recognized stock exchange in Canada, a Canadian Schedule I chartered bank, a trust company in Canada or a member a recognized Medallion (STAMP, MSP or SEMP) Program.. . . . . . . . .
.. . . . . . . . . . . . . . . . . . . . . . . . . . . .

                                  Certificate

                          (To be completed if true.)

                  The undersigned party exercising Rights hereunder hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.



                                       ----------------------------------------
                                       Signature

                                       ----------------------------------------
                                       (please print name of signatory)

(To be attached to each Rights Certificate.)

                                    Notice

                  In the event the certification set forth above in the Forms of Assignment and Election is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.

                                                                     DOCUMENT 3

                     CRYSTALLEX INTERNATIONAL CORPORATION



                          INCENTIVE SHARE OPTION PLAN

                            as amended and restated
                             as of January 1, 2005

                          INCENTIVE SHARE OPTION PLAN


1.       GENERAL PROVISIONS
         ------------------

1.1      Interpretation
         --------------

         For the purposes of the Plan, the following terms shall have the following meanings:

         (a) "affiliate", "associate" and "subsidiary" have the meanings ascribed to those terms in Section 1 of the Securities Act (Ontario);

         (b)  "Board" means the Board of Directors of the Corporation;

         (c)  "Common Shares" means the Common Shares of the Corporation;

         (d)  "Corporation" means Crystallex International Corporation;

         (e) "Consultant" means an individual (including an individual whose services are contracted through a corporation the shares of which are beneficially owned, directly or indirectly, by the individual) with whom the Corporation or any of its subsidiaries has a contract for substantial services;

         (f)  "Director" means a director of the Corporation;

         (g) "Eligible Person" means a director, officer, employee, part-time employee or Consultant of the Corporation or any corporation that is an associate, affiliate or subsidiary of the Corporation;

         (h)  "Insider" means:

                 (i) an insider as defined in Section 1(1) of the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Corporation, and

                 (ii) an associate of any person who is an insider by virtue of (i) above;

         (i) "Option" means an option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan;

         (j) "Outstanding Issue" at any time means the number of issued and outstanding Common Shares, on a non-diluted basis, at that time;

         (k) "Participant" means an Eligible Person to whom an Option has been granted;

         (l)  "Plan" means this Incentive Share Option Plan of the
              Corporation;

         (m) "Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise; and

         (n) "Termination Date" means the date on which a Participant ceases to be an Eligible Person.

         Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

         The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

1.2      Purpose
         -------

         The purpose of the Plan is to advance the interests of the Corporation by providing Eligible Persons with additional economic incentive, encouraging stock ownership by Eligible Persons, increasing the proprietary interest of Eligible Persons in the success of the Corporation, encouraging Eligible Persons to remain with the Corporation, and attracting new employees and officers to the Corporation and its associates, affiliates and subsidiaries.

1.3      Administration
         --------------

         (a) The Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than three directors. If a committee is appointed for this purpose, all references to the Board will be deemed to be references to the committee.

         (b) Subject to the limitations of the Plan, the Board shall have the authority:

                 (i) to interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable, and

                 (ii) to make all other determinations and to take all other actions in connection with the implementation and administration of the Plan including, without limitation, for the purpose of ensuring compliance with Section 1.7 hereof, as it may deem necessary or advisable.

                  The Board's guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Corporation and all Eligible Persons.

         (c) If the Corporation enters into a transaction that results in a merger, amalgamation, plan of arrangement, consolidation, reorganization or other business combination pursuant to which the business of the Corporation is combined with that of any third party; a third party makes a take-over bid for the Corporation or the Corporation enters into a transaction that results in a third party acquiring all or substantially all of the assets of the corporation by way of purchase, lease or any other means, the Board may make such provisions for the protection of the rights of Participants as the Board in its discretion deems appropriate, including amending or waiving any restrictions applicable to the exercise of outstanding Options.

         (d) With the consent of the affected Participants, and subject to any required regulatory or other approval, the Board may amend or modify any outstanding Options in any manner.

1.4      Shares Reserved
         ---------------

         (a) The maximum number of Common Shares issued and issuable under the Plan at any time and from time to time shall be 10% of the Outstanding Issue.

         (b) The maximum number of Common Shares issuable to any one person at any time under the Plan shall not exceed 5% of the Outstanding Issue.

         (c) The maximum number of Common Shares issued or issuable to Insiders at any time under the Plan and any other Stock Compensation Arrangement shall not exceed 10% of the Outstanding Issue.

         (d) Any Common Shares subject to an Option that for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan.

         (e) If there is a change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, or other corporate change, subject to any required regulatory approval, the Board shall make appropriate substitutions or adjustments in:

                 (i) the number or kind of shares or other securities issued and issuable pursuant to the Plan, and

                 (ii) the number and kind of shares subject to unexercised Options theretofore granted and in the exercise price of such Options,

                  provided, however, that no substitution or adjustment shall obligate the Corporation to issue or sell fractional shares.

1.5      Limits with respect to Directors

         (a) Subject to Section 1.5(b), the maximum number of Options that may be granted to a Director under the Plan in respect of his service as a Director is: 50,000 upon his first election or appointment as a Director and 25,000 upon his re-election or re-appointment as a Director for any year thereafter.

         (b)  The limitation in Section 1.5(a) shall not apply to:

                 (i) any Options that may be granted to a Director in respect of his service as any other type of Eligible Person;

                 (ii) any Options that may be granted to a Director in respect of his service as the chair or a member of any committee of the Board; and

                 (iii) any Options that may be granted to a Director in respect of his contribution as a Director that the Board considers exceptional and outside the scope of the contribution ordinarily expected of a Director.

1.6      Amendment and Termination
         -------------------------

         The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required regulatory or other approval. No such amendment, suspension or termination shall alter or impair the Options or any rights pursuant thereto granted previously to any Participant without the consent of such Participant. If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force at the time of termination shall continue in effect during such time as the Options remain outstanding.

1.7      Compliance with Legislation
         ---------------------------

         The Plan, the grant and exercise of Options hereunder and the Corporation's obligation to sell and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange on which the Common Shares are listed for trading and to such regulatory and other approvals as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obliged by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of any Common Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading.

         Common Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

1.8      Effective Date
         --------------

         The Plan shall be effective upon the approval of the Plan by:

         (a) the Toronto Stock Exchange and any other exchange upon which the Common Shares of the Corporation may be posted and listed for trading; and

         (b) the shareholders of the Corporation, given by the affirmative vote of a majority of the votes attached to the Common Shares of the Corporation entitled to vote, and represented and voted at an annual or special meeting of the holders of such Common Shares held, among other things, to consider and approve the Plan.

1.9      Miscellaneous
         -------------

         (a) Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to any required regulatory or other approval.

         (b) Nothing contained in the Plan or in any Option granted under the Plan shall give any Participant any interest or title in or to any Common Shares of the Corporation or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever other than as set forth in the Plan and upon the exercise of any Option.


         (c) The Plan does not give any Participant or Eligible Person the right or obligation to continue to serve as a director, officer or employee of the Corporation or any corporation that is an associate, affiliate or subsidiary of the Corporation. The awarding of Options to any Eligible Person is a matter to be determined solely in the discretion of the Board. The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the issue of Common Shares or any other securities in the capital of the Corporation.

         (d) No fractional Common Shares shall be issued upon the exercise of Options. If a Participant would become entitled to a fractional Common Share upon the exercise of an Option, the Participant shall only have the right to purchase the next lowest whole number of Common Shares and no payment or other adjustment shall be made with respect to the fractional Common Share disregarded.

2.       OPTIONS
         -------

2.1      Grants
         ------

         Subject to the provisions of the Plan, the Board shall have the authority to issue Options to Eligible Persons and to determine the limitations, restrictions and conditions, if any, in addition to those set forth in Sections 2.2 and 2.3, applicable to such grant and the exercise of such Options, including:

         (a) the nature and duration of any restrictions on the exercise of such Options or the sale or other disposition of Common Shares acquired upon exercise of such Options; and

         (b) the nature of the events, if any, and the duration of the period in which any Participant's rights in respect of Common Shares acquired upon exercise of an Option may be forfeited.

         An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

2.2      Exercise Price
         --------------

         The Board shall establish the exercise price for each Option at the time such Option is granted. The exercise price of any Option granted by the Board shall not be less than the closing price of the Common Shares on the Toronto Stock Exchange on the trading day immediately preceding the date of the grant of the Option.

         The exercise price shall be subject to adjustment in accordance with the provisions of Section 1.4(c).

2.3      Exercise of Options
         --------------------

         (a) Subject to Sections 2.3(e) and (f), all options granted by the Board must be exercised no later than the earlier of the 10th anniversary of the date of the grant and such other date as the Board may determine at the time of the grant (the "last exercise date").

         (b) The Board may determine when any Option will become exercisable and may determine that the Option shall be exercisable in instalments.

         (c) Options shall not be transferable by the Participant otherwise than on death by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by the Participant and after death only by the Participant's legal representative.

         (d) Unless otherwise determined by the Board or provided in an employment agreement between the Corporation and the Participant, if any portion of an Option held by the Participant is not vested by the Termination Date, that portion of the Option shall expire and may not under any circumstances be exercised by the Participant. Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant.

         (e) Unless otherwise determined by the Board, if a Participant ceases to be an Eligible Person for any reason other than death, each Option held by the Participant and vested on the Termination Date shall continue to be exercisable until the last exercise date.

         (f) Subject to Section 2.3(a) and unless otherwise determined by the Board, if a Participant ceases to be an Eligible Participant by reason of death, each Option held by the Participant and vested on the Termination Date shall cease to be exercisable 12 months after the Termination Date.

         (g) Each Option shall be confirmed by an option agreement executed by the Corporation and by the Participant.

         (h) The exercise price of each Common Share purchased under an Option shall be paid in full in cash or by bank draft or certified cheque at the time of such exercise, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Common Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.

                                                                      DOCUMENT 4

      CRYSTALLEX INTERNATIONAL COMPLETES CDN$32.4 MILLION EQUITY FINANCING

                                                                 August 11, 2006

         Crystallex International Corporation (AMEX, TSX: KRY) ("Crystallex") announced today that it has completed its previously announced equity financing of 10,125,000 Units of Crystallex at a price of Cdn$3.20 per Unit for gross proceeds of Cdn$32,400,000. Each Unit is comprised of one common share of Crystallex and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share at a price of Cdn$4.25 for a period of 18 months following the closing date of the offering.

         Crystallex plans to use the net proceeds from the financing to develop the Las Cristinas Project including both expenditures under the Engineering, Procurement and Construction Management contract and ongoing administrative expenses such as site security, legal and consulting fees, ongoing camp costs and community projects, to repay a portion of existing indebtedness and for general corporate purposes.

         This press release is not an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577 Email us at: info@crystallex.com

                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CRYSTALLEX INTERNATIONAL CORPORATION
                                      -----------------------------------------
                                                 (Registrant)

Date:    August 11, 2006               By:  /S/ DAN HAMILTON
         -------------------------          -----------------------------------
                                            Name:  Dan Hamilton
                                            Title: Chief Financial Officer